Exhibit 1

October 25, 2011

Dear Fellow Shareholder,

You are cordially invited to attend the Elbit Systems Ltd. Shareholders’ Annual General Meeting to be held at 4:00 p.m. local time on Wednesday, November 30, 2011, at our offices at the Advanced Technology Center, Haifa, Israel.

The agenda of the meeting and the proposals to be voted on are described in the accompanying proxy statement. For the reasons described in the proxy statement, the Board of Directors recommends that you vote “FOR” Items 1, 2, 3 and 4, as specified in the enclosed proxy card.

At the meeting, the management also will present the other matters described in the proxy statement and provide a discussion period for questions and comments of general interest to shareholders.

We look forward to greeting all the shareholders who attend the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience, please complete, date and sign the enclosed proxy card and return it promptly in the provided pre-addressed envelope so that it is received at least 24 hours before the meeting.

We urge all of our shareholders to review our annual report on Form 20-F, which is available on our website at www.elbitsystems.com (under “Investor Relations: Financial Reports: Annual Reports: Elbit Systems 2010 Annual Report (20F)”).

Thank you for your cooperation.

Very truly yours, MICHAEL FEDERMANN Chairman of the Board of Directors JOSEPH ACKERMAN President and Chief Executive Officer

ELBIT SYSTEMS LTD.

NOTICE OF SHAREHOLDERS’ ANNUAL GENERAL MEETING

Haifa, Israel
October 25, 2011

This is notice that the Shareholders’ Annual General Meeting (the “Meeting”) of Elbit Systems Ltd. (the “Company”) will be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Wednesday, November 30, 2011, at 4:00 p.m. local time.

It is proposed at the Meeting to adopt the following resolutions:

1.
to re-elect the following directors to the Company’s Board of Directors (the "Board") until the close of the next Shareholders’ Annual General Meeting: Messrs. M. Federmann, Arad, Asheri, D. Federmann, Ne’eman and Ninveh and Mrs. Baum;

2.
to approve amendments to the Company's Articles of Association: (a) to allow the provision of indemnification and insurance to the members of the Board ("Directors") to the extent permitted in accordance with recent amendments to the Israeli Securities Law, 5728 - 1968 (the "Securities Law") and the Companies Law 5759 - 1999 (the "Companies Law"); (b) to reflect additional recent amendments to the Companies Law; and (c) to reflect the current number of Directors;

3.
subject to approval of the amendments to the Company's Articles of Association as described in Item 2 above, to approve amendments to the form of the Indemnification Letter provided by the Company to the Directors and to approve provision of the amended Indemnification Letter to the Directors, including to Mr. M. Federmann and Mr. D. Federmann, who serve as Directors and may be considered direct or indirect controlling shareholders of the Company; and

4.
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year 2011 and until the close of the next Shareholders’ Annual General Meeting.

Further details with respect to the proposed resolutions are included in the accompanying proxy statement ("Proxy Statement").

In addition, at the Meeting the Company will present the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2010. The Company also will report on the dividend paid to shareholders, the compensation paid to the Company’s Directors and the compensation arrangements with the Company’s independent auditor, all with respect to fiscal year 2010.

A majority of the votes properly cast at the Meeting either in person or by proxy is required:

(a)	to re-elect, under Item 1 of the Proxy Statement, each of the individuals nominated to be a Director;

(b)
to approve, under Item 3 of the Proxy Statement, the amendments to the Indemnification Letter provided to the Directors and the provisions of the amended Indemnification Letters to the Directors, except that for approving the provision of the amended Indemnification Letter to Mr. M. Federmann and Mr. D. Federmann, who may be considered direct or indirect controlling shareholders of the Company: (i) the above majority must include a majority of the total votes of shareholders who have no "personal interest" (for the definition of "personal interest" see Item 3 of the Proxy Statement) in the approval of the resolution who participate in the vote, in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s voting rights; and

(c)	to re-appoint, under item 4 of the Proxy Statement, the Company’s independent auditor for the fiscal year 2011 and until the close of the next Shareholders’ Annual General Meeting.

Except as specifically provided below, a special majority of at least sixty-seven percent (67%) of all votes properly cast at the Meeting, either in person or by proxy, without counting abstentions, is required to approve, under item 2 of the Proxy Statement, the amendments to the Company's Articles of Association. However, with respect to the approval of amendments to Article 34 of the Company's Articles of Association that are specified in Item 2(A) of the Proxy Statement either,: (i) the above mentioned special majority must include a majority of the total votes of shareholders who have no "personal interest" (for the definition of "personal interest" see Item 3 of the Proxy Statement) in the approval of the resolution who participate in the vote, in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s voting rights.

Only shareholders of record at the close of business on November 1, 2011 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”), is required, in order to vote, to prove his or her share ownership to vote at the Meeting. Such shareholder will provide the Company with an ownership certificate (as of the Record Date) from that TASE member.  Each such shareholder is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his or her address (in consideration of mailing fees only), if the shareholder so requests. Such a request must be made in advance for a particular securities account.

A shareholder may attend the Meeting and vote in person or appoint a proxy to participate and vote on his or her behalf at the Meeting (subject to the provisions of the Company’s articles of association). An appointment of a proxy must be in writing, signed by the shareholder and delivered to the Company’s registered office at least twenty-four (24) hours before the Meeting.

In addition, shareholders who are unable to attend the Meeting in person may vote with respect to the items on the Meeting’s agenda by means of a proxy card that is attached to the accompanying Proxy Statement. These shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least twenty-four (24) hours before the Meeting, i.e., by November 29, 2011 at 4:00 p.m. local time. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Shareholders are permitted to express their position on the proposals on the agenda of this Meeting by submitting a written statement (the “Position Statement”), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 31053 Israel, to the attention of Mrs. Ronit Zmiri, Corporate Secretary, no later than November 11, 2011.

A form of the proxy card and a copy of each Position Statement submitted (if submitted) will be available to the public on the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il, on the website of the TASE at www.tase.co.il and also on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov. A shareholder may apply to the Company directly in order to receive a copy of the proxy card and any Position Statement submitted (if submitted).

A shareholder, whose shares are registered with a TASE member, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by email, for no charge, a link to the text of the proxy card and to the Position Statements posted on the Israel Securities Authority website (unless the shareholder notified the TASE member that the shareholder is not so interested); provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A copy of the accompanying Proxy Statement which includes the full version of the proposed resolutions, may be reviewed at the Company’s offices at the Advanced Technology Center, Haifa, Israel, after coordinating in advance with the Corporate Secretary (Tel: 972 4 8316632) between 9:00 a.m. and 4:00 p.m. Israel time, Sunday – Thursday and may also be reviewed at the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il, at the website of the TASE at www.tase.co.il, and at the website of the SEC at www.sec.gov.

By Order of the Board of Directors, MICHAEL FEDERMANN Chairman of the Board of Directors JOSEPH ACKERMAN President and Chief Executive Officer

- ii -

The Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2010 are enclosed but are not a part of this proxy and should not be considered as proxy solicitation material.

- iii -

QUESTIONS AND ANSWERS ABOUT THE SHAREHOLDERS’
ANNUAL GENERAL MEETING

The following questions and answers summarize the major issues to be discussed at the Shareholders’ Annual General Meeting. For a more complete description of the issues please see the accompanying Proxy Statement.

Q:	When and where is the Meeting?

A:	The Meeting will take place at 4:00 p.m. local time, on Wednesday, November 30, 2011, at the Company’s offices at the Advanced Technology Center, Haifa, Israel.

Q:	What is the record date for the Meeting?

A:	The record date is November 1, 2011, and all shareholders holding shares at the close of business on November 1, 2011 will be entitled to receive notice of and to vote at the Meeting.

Q:	What are the items to be voted on at the Meeting?

A:	The items to be voted on include:

(1)	To re-elect seven members ("Directors") of the Company's Board of Directors (the "Board"), who are not "External Directors" as defined in the Israeli Companies Law 5759 – 1999 (the “Companies Law”);

(2)
To approve amendments to the Company's Articles of Association: (a) to allow provision of indemnification and insurance to the Directors to the extent permitted in accordance with recent amendments to the Israeli Securities Law, 5728 - 1968 (the "Securities Law") and the Companies Law; (b) to reflect additional recent amendments to the Companies Law and (c) to reflect the current number of Board members;

(3)
Subject to approval of the amendments to the Company's Articles of Association under Item 2 above, to approve amendments to the form of the Indemnification Letter provided by the Company to the Company's Directors and the provision of the amended Indemnification Letter to the Directors who are not considered direct or indirect controlling shareholders of the Company and to Mr. M. Federmann and Mr. D. Federmann, who may be considered direct or indirect controlling shareholders of the Company; and

(4)
To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year 2011 and until the close of next Shareholders’ Annual General Meeting.

Q:	Does the Company and its Board of Directors support the proposals to be voted on at the Meeting?

A:	Yes.

Q:	What voting majority is required to approve the proposals?

A:	A majority of the votes properly cast at the Meeting either in person or by proxy is required:

(a)	to re-elect, under Item 1 of the Proxy Statement, each of the individuals nominated to be a Director;

(b)
to approve, under Item 3 of the Proxy Statement, the amendments to the Indemnification Letter provided to the Directors of the Company and the provision of the amended Indemnification Letters to the Directors who are not considered direct or indirect controlling shareholders of the Company. However, for approving the provision of the amended Indemnification Letter to Mr. M. Federmann and Mr. D. Federmann, who may be considered direct or indirect controlling shareholders of the Company: (i) the above majority must include a majority of the total votes of shareholders who have no "personal interest" (for the definition of "personal interest" see Item 3 of the Proxy Statement) in the approval of the resolution who participate in the vote, in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s voting rights; and

(c)
to re-appoint, under Item 4 of the Proxy Statement, Kost, Forer, Gabbay & Kasierer as the Company’s independent auditor for the fiscal year 2011 and until the close of the next Shareholders’ Annual General Meeting.

Except as specifically provided below, a special majority of at least sixty-seven percent (67%) of all votes properly cast at the Meeting, either in person or by proxy, without counting abstentions, is required to approve, under Item 2 of the Proxy Statement, the amendments to the Company's Articles of Association.  However, with respect to the approval of amendments to Article 34 of the Company's Articles of Association that are specified in Item 2(A) of the Proxy Statement, either: (i) the above-mentioned special majority must include a majority of the total votes of shareholders who have no "personal interest" (for the definition of "personal interest" see Item 3 of the Proxy Statement) in the approval of the resolution who participate in the vote, in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s voting rights.

Q:	Why does the Company propose amending its Articles of Association?

A:

(a)
The proposed amendments to the Company's Articles of Associations under Items 2(A) of the Proxy Statement are required because of recent amendments to the Securities Law and the Companies Law, to allow provision of  indemnification and insurance to the Directors to the full extent permitted in accordance with amendments to the Securities Law and the Companies Law.

(b)
The proposed amendments to the Company's Articles of Association under Item 2(B) of the Proxy Statement are required because of additional recent amendments to the Companies Law, in order to incorporate applicable new governance requirements.

(c)
The proposed amendments to the Company's Articles of Association under Item 2(C) of the Proxy Statement are required to reflect the current number of Board members (nine) as determined by the Board in 2005 in order to comply with the Nasdaq Marketplace Rules regarding a majority of the Board meeting applicable independence criteria.

Q:	Why does the Company propose amending the Indemnification Letter to its Directors and other Office Holders?

A:        Subject to approval of the amendments to the Company's Articles of Association under Item 2(A) of the Proxy Statement, the proposed amendments to the Indemnification Letter are required in order to enable the Company to continue to provide its current and future Directors indemnities to the full extent permitted by the Securities Law and the Companies Law, pursuant to recent amendments thereto. The amended Indemnification Letter will replace the current Indemnification Letter provided to the Company's Directors pursuant to previous shareholders resolutions.

Q:	Why is shareholder approval required for the provision of the approved amended Indemnification Letter to the Company’s Directors?

A:        According to the Companies Law, the provision of an indemnification letter to members of the board of directors of a company requires the approval of the audit committee, the board of directors and the shareholders of that company, in that order. The Company’s Audit Committee and the Board have approved (subject to the approval of the amendments to the Company's Articles of Association under Item 2(A) of the Proxy Statement), the provision of the amended Indemnification Letter to the Directors.

Q:	What other matters will be presented at the Meeting?

A:	The Company also will present at the Meeting the following matters relating to the fiscal year ended December 31, 2010:

•	its Consolidated Financial Statements;

•	the dividend paid to shareholders;

•	the compensation paid to the Company’s Directors; and

•	the compensation arrangement with the Company’s independent auditor.

Q:	What do I need to do now?

A:        With respect to all items under the Proxy Statement, just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible, so that your shares will be represented at the Meeting. The signed proxy card must be received by the Company at least 24 hours before the Meeting. If you sign and send in your proxy card but do not indicate how you want to vote, your proxy will be counted as a vote for all the proposals.  However, with respect to Item 2(A) and Item 3 of the Proxy Statement, in connection with the provision of the amended Indemnification Letter to Mr. M. Federmann and Mr. D. Federmann, also indicate in your proxy card whether or not you have a personal interest in the approval of the respective resolution. (For the definition of "personal interest" please see Item 3 of the Proxy Statement). Failure to advise or indicate as above will render your shares ineligible to vote regarding the respective resolution.

Q:	What do I do if I want to change my vote?

A:
Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least 24 hours before the Meeting, or attend the Meeting in person and vote.

Q:	If my shares are held in “street name” by my broker, a bank or other representative, will my representative vote my shares for me?

A:
If you hold your shares through a broker, bank or other representative, generally the broker or other representative may only vote the shares it holds for you in accordance with your instructions. However, if the broker or other representative does not receive your instructions in time, it may vote on certain types of matters for which it has discretionary authority.

Q:	Who can help answer my questions?

A:
For additional information about the Meeting, please contact during normal office hours, Sunday through Thursday, Ronit Zmiri, the Company’s Corporate Secretary at the Company’s offices in Haifa, Israel, telephone +972-4-8316632.

ELBIT SYSTEMS LTD.
Advanced Technology Center
P.O. Box 539
Haifa 31053, Israel

PROXY STATEMENT

This Proxy Statement is provided to the holders of ordinary shares, NIS 1.00 nominal value (the “Shares”), of Elbit Systems Ltd. (the “Company” or “Elbit Systems”), in connection with the Board of Directors’ solicitation of proxies for use at the Shareholders’ Annual General Meeting to be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Wednesday, November 30, 2011 at 4:00 p.m. Israel time (the “Meeting”), or at any adjournment of the Meeting, as specified in the accompanying Notice of Shareholders’ Annual General Meeting.

It is proposed that at the Meeting, the shareholders adopt resolutions for the following purposes:

(1)
to re-elect seven members (“Directors”) of the Company’s board of directors (the “Board”), who are not “External Directors” as defined in the Israel Companies Law 5759 – 1999 (the “Companies Law”), to the Board;

(2)
to approve amendments to the Company's Articles of Association: (a) to allow the provision of indemnification and insurance of the Directors to the extent permitted in accordance with recent amendments to the Israeli Securities Law, 5728 - 1968 (the "Securities Law") and the Companies Law; (b) to reflect additional recent amendments to the Companies Law; and (c) to reflect the current number of Directors;

(3)
subject to approval of the amendments to the Company's Articles of Association as described in Item 2 above, to approve amendments to the form of the Indemnification Letter provided by the Company to the Company's Directors and the provision of the amended Indemnification Letter to the Directors who are not direct or indirect controlling shareholders of the Company and to approve the provision of the amended Indemnification Letter to Mr. M. Federmann and Mr. D. Federmann, who may be considered direct or indirect controlling shareholders of the Company; and

(4)
to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year 2011 and until the close of next Shareholders’ Annual General Meeting.

In addition, at the Meeting the Company will present or report on certain additional matters as noted below under “matters to be reported”.

Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.

QUORUM AND VOTING REQUIREMENTS

Only shareholders of record at the close of business on November 1, 2011 have the right to receive notice and to vote at the Meeting. Distribution of the Proxy Statement will be made following the record date.

On October 16, 2011, the Company had 42,815,310 Shares outstanding, each giving a right of one vote for each of the matters to be presented at the Meeting. (This amount includes 23,021 Shares held by a wholly-owned subsidiary of the Company but does not include 409,469 Shares held by the Company as treasury shares). No less than two shareholders present in person or by proxy, and holding at least one-third of the outstanding Shares, will constitute a quorum at the Meeting.

If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board. If there is not a quorum within one-half hour of the time for the reconvened meeting, a quorum will be considered present as long as at least two shareholders holding at least ten percent (10%) of the outstanding Shares, participate in person or by proxy.

Joint holders of Shares should note that according to the Company’s Articles of Association the vote, whether in person or by proxy, of the more senior of joint holders of any voted Share will be accepted over vote(s) of the other joint holders of that Share. For this purpose seniority will be determined by the order the joint holders’ names appear in the Company’s Register of Shareholders.

A majority of the votes properly cast at the Meeting either in person or by proxy is required:

(a)	to re-elect, under Item 1 of this Proxy Statement, each of the individuals nominated to be a Director;

(b)
to approve under Item 3 of this Proxy Statement, the amendments to the Indemnification Letter (as described in Item 3 of this Proxy Statement) provided to the Directors of the Company and the provisions of the amended Indemnification Letters to the Directors who are not direct or indirect shareholders of the Company. However, for approving the provision of the amended Indemnification Letter to Mr. M. Federmann and Mr. D. Federmann, who may be considered direct or indirect controlling shareholders of the Company: (i) the above majority must include a majority of the total votes of shareholders who have no "personal interest" (for the definition of "personal interest" see Item 3 of this Proxy Statement) in the approval of the resolution who participate in the vote, in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s voting rights. Each shareholder who attends the Meeting in person or by proxy will advise the Company or indicate in the proxy card, as the case may be, with respect to the decision to approve provision of the amended Indemnification Letter to Mr. M. Federmann and Mr. D. Federmann, whether or not that shareholder has a personal interest in the approval of the applicable resolution.  Failure to advise or indicate as detailed above will render the respective Shares ineligible to vote with respect to providing the amended Indemnification Letter to Mr. M. Federmann and to Mr. D. Federmann; and

(c)	to re-appoint, under Item 4 of this Proxy Statement, the Company’s independent auditor for the fiscal year 2011 and until the close of next Shareholders’ Annual General Meeting.

Except as specifically provided below, a special majority of at least sixty-seven percent (67%) of all votes properly cast at the Meeting, either in person or by proxy, without counting abstentions, is required to approve, under Item 2 of this Proxy Statement, the amendments to the Company's Articles of Association.  However, with respect to the approval of amendments to Article 34 of the Company's Articles of Association that are specified in Item 2(A) of this Proxy Statement either: (i) the above-mentioned special majority must include a majority of the total votes of shareholders who have no "personal interest" (for the definition of "personal interest" see Item 3 of this Proxy Statement) in the approval of the resolution who participate in the vote, in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s voting rights.

Each shareholder who attends the Meeting in person or by proxy will advise the Company or indicate in the proxy card, as the case may be, whether or not that shareholder has a personal interest in the approval of the amendments to the Company's Articles of Association that are specified in Item 2(A) of this Proxy Statement. Failure to advise or indicate as detailed above will render the respective Shares ineligible to vote with respect such resolution.

VOTING BY PROXY

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. Shareholders may revoke any proxy card prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy card of a later date, or by voting in person at the Meeting. In order to be counted for purposes of voting at the Meeting, a properly signed proxy card must be received by the Company at least 24 hours before the Meeting.

Unless otherwise indicated on the proxy card, Shares represented by a properly signed and received proxy card in the enclosed form will be voted in favor of the above described matters to be presented for voting at the Meeting. Abstentions will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

Proxy cards are being mailed to shareholders on or about November 4, 2011, and will be solicited primarily by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to shareholders.

This Proxy Statement and the accompanying proxy card also constitute a “voting deed” (Ktav Hatzba’a) for the purpose of Regulation 3(c) of the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) -  2000.
POSITION STATEMENTS

Shareholders are permitted to express their position on the proposals on the agenda of this Meeting by submitting a written statement (the “Position Statement”), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 31053 Israel, to the attention of Mrs. Ronit Zmiri, Corporate Secretary, no later than November 11, 2011. Reasonable costs incurred by the Company in dealing with a Position Statement will be borne by the submitting shareholder.

BENEFICIAL OWNERSHIP OF SECURITIES BY
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of October 16, 2011, to the best of the Company’s knowledge, the number of Shares(1) owned by (i) all shareholders known by the Company to own 5% or more of the Company’s Shares and (ii) all directors and officers of the Company as a group.

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	19,501,580	45.54%

Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458 (3)	8.96%

Migdal Insurance & Finance Holdings Ltd. 4 Efal Street Petach Tikva, Israel	2,528,420	5.90%

All officers and directors as a group (28 persons)	174,210 (4)	0.40%

(1)	The total number of Shares includes 23,021 Shares held by a subsidiary of Elbit Systems but excludes 409,469 Shares held by Elbit Systems as treasury shares.

(2)
Federmann Enterprises Ltd. (“FEL”) owns Shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft (“Heris”) which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. (“BFL”). BFL is controlled by Beit Bella Ltd. (“BBL”) and Beit Yekutiel Ltd. (“BYL”). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems’ Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of Shares owned by Heris and FEL.

As of October 16, 2011, 4,655,448 Shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL’s purchase in 2004 of Shares from Elron Electronics Industries Ltd. as well as to guarantee an increase of the loan provided to FEL according to an April 2007 amendment to the loan agreement. In addition, 2,175,000 Shares held by FEL were pledged in favor of Bank Hapoalim BM in connection with FEL’s purchase in 2006 from Koor Industries Ltd. of 2,350,000 Shares.

(3)	The amount of Shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)
This amount does not include (i) any Shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above and (ii) 213,117 Shares underlying options that are currently exercisable or that will become exercisable within 60 days of October 16, 2011. A portion of the underlying options are “phantom options” or “cashless” options that have been calculated based on Elbit Systems’ October 16, 2011 closing Share price on TASE of $43.90.

DIRECTOR INDEPENDENCE CRITERIA AND
CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Under the Nasdaq Marketplace Rules that are applicable to the Company, a majority of the members of the Board must meet certain independence criteria. All of the members of the Audit Committee of the Board (the “Audit Committee”) must meet certain independence criteria as well. In addition, in accordance with the Nasdaq Marketplace Rules, the Company’s Corporate Governance and Nominating Committee of the Board (the “Corporate Governance and Nominating Committee”), consisting in its entirety of Directors meeting the independence criteria for directors as defined by Nasdaq, among other functions, makes recommendations to the Board of qualified candidates for election or appointment to the Board.

Three of the continuing members of the Board (Messrs. Arad, Asheri and Ne’eman) and the two External Directors, Dr. Gleitman  and Mrs. Rabin, meet the board of directors’ independence criteria under the applicable Nasdaq Marketplace Rules for independent directors and audit committee members.

ITEM  1- RE-ELECTION OF DIRECTORS

At the Meeting, the following seven Directors who are not External Directors are nominated to be re-elected: Messrs. Michael Federmann, Moshe Arad, Avraham Asheri, David Federmann, Yigal Ne’eman and Dov Ninveh and Mrs. Rina Baum. Also, if elected to another term as a Director, Michael Federmann will continue to serve as Chairman of the Board. The current External Directors, Dr. Yehoshua (Shuki) Gleitman and Mrs. Dalia Rabin, will continue to serve as External Directors, with Dr. Gleitman's term expiring on March 3, 2013 and Mrs. Rabin's term expiring on November 17, 2013.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the appointment of a director is to be considered, will not be convened unless the nominee has declared to the company that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees, Messrs. M. Federmann, Arad, Asheri, D. Federmann, Ne’eman and Ninveh and Mrs. Baum, has declared to the Company that he or she complies with the required qualifications under the Companies Law for appointment as a member of the Board, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board.

The Corporate Governance and Nominating Committee has recommended to the Board that each of the above-mentioned nominees, all of whom currently serve as Directors, be nominated for re-election to the Board.

As mentioned above under “DIRECTOR INDEPENDENCE CRITERIA AND CORPORATE GOVERNANCE AND NOMINATING COMMITTEE”, three of these nominees (Messrs. Arad, Asheri and Ne’eman) meet the board of directors’ independence criteria under the applicable Nasdaq Marketplace Rules, as do the two continuing External Directors, Dr. Gleitman and  Mrs. Rabin.

The Board has approved the recommendation of the Corporate Governance and Nominating Committee with respect to the list of nominees. Accordingly, the persons named in the proxy card distributed with this Proxy Statement intend to vote for the election of the above-named seven nominees.

Each nominee so elected as a Director will hold office until the close of the next Shareholders’ Annual General Meeting and until his or her successor is elected and qualified, unless any Director’s office is vacated earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association.

The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a Director. Nevertheless, if any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy card in accordance with his or her judgment, provided such other person(s) meet the applicable requirements to be a Director and have been recommended by the Corporate Governance and Nominating Committee for nomination to the Board.

The Company’s shareholders, at the Shareholders’ Annual General Meeting held in 2004, approved payments to Directors thereafter in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on equity. These rates were linked to the Israeli consumer price index and were updated and paid from time to time by the Company through March 2008. At an Extraordinary General Shareholders Meeting held in March 2008, the Company’s shareholders approved, effective April 1, 2008 and thereafter so long as said resolution has not been replaced or revoked by a Shareholders’ General Meeting, the rates of compensation paid to the External Directors and to other Directors meeting the director independence criteria of the Nasdaq Marketplace Rules. This compensation is consistent with amendments to Israeli law regarding compensation to External Directors who serve on the boards of dual listed companies, such as the Company, who have additional duties under the applicable foreign law due to their status as independent directors. As a result, and so long as the resolution adopted on March 2008 mentioned above is in effect, External Directors and other such “independent” Directors are and will be entitled to an annual fee of NIS 113,143, equal to approximately $30,913 and a per meeting fee of 2,489 NIS, equal to approximately $680, which reflect the fees levels previously approved at the 2008 Shareholders’ Extraordinary General Meeting and linked to the Israeli consumer price index. The External Directors and other such independent directors are prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an External Director, independent Director or otherwise. The other Directors are paid the following compensation: an annual fee of NIS 56,386, equal to approximately $15,406, and a per meeting fee of NIS 2,127, equal to approximately $581, which reflect the fee levels previously approved at the 2004 Shareholders’ Annual General Meeting and linked to the Israeli consumer price index. The Company currently intends to maintain such compensation rates to such Directors. Compensation payments to Directors are made either directly to the Director or to his or her employing company. In accordance with recent amendments to the Companies Law, since Messrs. M. Federmann and D. Federmann may be considered as direct or indirect controlling shareholders of the Company, the Audit Committee and the Board are required to approve director’s compensation paid to them.  On October 23, 2011 and October 24, 2011, respectively, the Audit Committee and the Board approved the director's compensation to Mr. M. Federmann and to Mr. D. Federmann, in an amount which is similar to the compensation of the other “non-independent” Directors as specified above (for further details, see the 6-K report filed by the Company with the U.S. Securities Exchange Commission on October 25, 2011).

The nominees and the current continuing External Directors, their respective ages as of October 16, 2011, and the year in which they became Directors of the Company are as follows:

Board of Directors

Name	Age	Director since
Michael Federmann (Chairman)	68	2000
Moshe Arad	77	2005
Avraham Asheri	73	2000
Rina Baum	66	2001
David Federmann	36	2007
Yehoshua Gleitman (External Director)	62	2010
Yigal Ne’eman	69	2004
Dov Ninveh	64	2000
Dalia Rabin (External Director)	61	2010

Michael Federmann. Michael Federmann has served as Chairman of the Board since 2000. He has held managerial positions in the Federmann Group since 1969, and since 2002 he has served as chairman and CEO of Federmann Enterprises Ltd. ("FEL"). Currently, he also serves as chairman of the board of directors of Dan Hotels Corp. Ltd. ("Dan Hotels"). Mr. Federmann is chairman of the board of governors of the Hebrew University of Jerusalem (the "Hebrew University”). He serves as the president of the Israel-Germany Chamber of Industry and Commerce. Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University.

Moshe Arad. Moshe Arad served as vice president for external relations of the Hebrew University from 1994 to 2004. He currently serves as the chairman of the board of trustees of The Harry S. Truman Research Institute for the Advancement of Peace of the Hebrew University and is a member of the board of the Israeli branch of the Mandel Foundation of Cleveland, Ohio. From 1994 to 1999, he was a member of the board of directors of Elbit Ltd. During 1992 and 1993, Mr. Arad served as director general of the Israel Ministry of Communications. From 1990 to 1992, he was a member of the Tel-Aviv law firm of Herzog, Fox, Ne’eman. Mr. Arad served as Israel’s ambassador to the United States from 1987 to 1990 and as Israel’s ambassador to Mexico from 1983 to 1987. Ambassador Arad holds a bachelor’s degree in political science and international relations and an L.L.B. degree from the Hebrew University. Mr. Arad serves on the Audit Committee, the Financial Statements Review Committee and the Compensation Committee of the Board.

Avraham Asheri. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the boards of directors of Elron Electronic Industries Ltd., Discount Mortgage Bank Ltd., Koor Industries Ltd., Mikronet Ltd. and Radware Ltd. Mr. Asheri was president and chief executive officer of Israel Discount Bank from 1991 until 1998, and executive vice president and member of its management committee from 1983 until 1991. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as director general of the Israel Ministry of Industry and Trade, managing director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor’s degree in economics and political science from the Hebrew University. Mr. Asheri serves as Chairman of the Corporate Governance and Nominating Committee of the Board and as a member of the Audit Committee, the Financial Statements Review Committee and the Compensation Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

Rina Baum. Rina Baum is vice president for investments of FEL and since 1986 has served as director and general manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels, Etanit Building Products Ltd. and Incotec Ltd., as well as in other managerial positions within the Federmann Group. She also serves as a director in Harel-PIA Mutual Funds Management Company Ltd. Mrs. Baum holds an L.L.B. degree from the Hebrew University.

David Federmann. David Federmann has served in various management capacities in FEL since 2000. He currently serves as chairman of the board of Freiberger Compound Materials GmbH in Freiberg, Germany and as a member of the boards of directors of Dan Hotels and BGN Technologies (the Technology Transfer Company of Ben-Gurion University). David Federmann is the son of Michael Federmann, Chairman of the Board. Mr. Federmann holds a bachelor’s degree in mathematics and philosophy from New York University.

Dr. Yehoshua Gleitman (External Director). Dr. Yehoshua (Shuki) Gleitman has served as the managing partner of Platinum VC since 2001. He currently serves as chairman of the board of directors of Widemed Ltd. and of Capital Point Ltd. and is a director of Teuza – A Fairchild Technology Venture Ltd. From 2000 until 2005, he was the chief executive officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the chief executive officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli Government and in Israeli industry, including as director general and chief scientist of the Israel Ministry of Industry and Trade, chairman of the U.S.-Israel Industrial R&D Foundation, joint chairman of the U.S.-Israel Science and Technology Commission, managing director of AIMS Ltd., vice president and general manager of Elop Electro-Optic Industries Ltd.’s (“Elop”) marine and aerial operations and head of the Laser Branch of the Israel Ministry of Defense. Dr. Gleitman serves as the honorary consul general of Singapore to Israel, is chairman of the executive board of Holon Institute of Technology and is a member of the executive board of Tel-Aviv University. Dr. Gleitman holds bachelors of science, master of science and PhD degrees in physical chemistry from the Hebrew University. Dr. Gleitman serves as the chairman of the Audit Committee and the Financial Statements Review Committee of the Board and as a member of the Corporate Governance and Nominating Committee and the Compensation Committee. He is considered by the Board to have accounting and financial expertise under the Companies Law.

Yigal Ne’eman. Yigal Ne’eman has served as the general manager of the Academic College of Israel in Ramat Gan since 2010. From 1994 to 2010, he served as the chairman and president of the Israel College.  From 1989 to 1993, he served as chairman and as a shareholder of several industrial, commercial and service companies. Mr. Ne’eman served as the president and CEO of Tadiran Ltd (“Tadiran”) from 1981 to 1989. During that period he also served as chairman of the board of directors of Elisra Electronic Systems Ltd. and of Elop. Prior to that he held a number of management positions in the control and finance departments of Tadiran. Mr. Ne’eman completed his accounting studies at the Hebrew University and is a Certified Public Accountant. Mr. Ne’eman serves as a member of the Audit Committee, the Financial Statements Review Committee and the Corporate Governance and Nominating Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

Dov Ninveh. Dov Ninveh has served as chief financial officer and a manager in FEL since 1994. He serves as a director of Dan Hotels, Etanit Ltd. and as a member of the shareholders’ delegation of Freiberger Compound Materials GmbH in Freiberg, Germany. Mr. Ninveh served as a director of Elop from 1996 until 2000. From 1989 to 1994, he served as deputy general manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor’s degree in economics and management from the Israel Institute of Technology (the “Technion”).

Dalia Rabin (External Director). Dalia Rabin currently serves as the Chairperson of the Yitzhak Rabin Center, a national institute dedicated to ensuring that the legacy of former Prime Minister and Minister of Defense Yitzhak Rabin continues to impact Israeli society through experiential educational programming, a national archive and a museum. Before that, Mrs. Rabin was a member of the Israeli Government from 1999 until 2002. She was elected to the Knesset on the Center Party Ticket in 1999 and acted as Chairperson of the Ethics Committee. She also served on the Constitution, Law and Justice Committee; the Committee for the Advancement of the Status of Women; the State Control Committee; and the Committee for the Advancement of the Status of the Child. In 2001, Mrs. Rabin was appointed Deputy Minister of Defense. She resigned in 2002 to head the Rabin Center. Prior to her election to the Knesset, Mrs. Rabin served as the legal advisor of the professional associations of the General Federation of Labor (the “Histadrut”). She also served for fourteen years in the Tel-Aviv District Attorney’s Office in the Civil Division, specializing in Labor Law. Mrs. Dalia Rabin holds an L.L.B degree from Tel-Aviv University. Mrs. Rabin serves as the chairperson of the Compensation Committee of the Board and as a member of the Audit Committee, the Financial Statements Review Committee and the Corporate Governance and Nominating Committee.

At the Meeting, the Board will propose that the following resolution be adopted:

“RESOLVED, that Messrs. M. Federmann, Arad, Asheri, D. Federmann, Ne’eman and Ninveh and Mrs. Baum are  re-elected as Directors of the Company until the close of the next Shareholders’ Annual General Meeting.”

The Board recommends a vote FOR all the nominees to the Board.

ITEM  2 - AMENDEMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

A.	Amendments to Allow Indemnification and Insurance to the Full Extent Permitted by Law

Israeli law permits companies to provide directors and officers with indemnification and insurance against certain liabilities incurred in the performance of their duties. Pursuant to previous approvals of the Company’s shareholders, the Company provides such indemnification and insurance.  Recent amendments to the Securities Law and the Companies Law authorize the Israeli Securities Authority to impose administrative sanctions against publicly traded companies like the Company and their directors and officers for violations of certain requirements of the Securities Law and/or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals per each such instance is a fine of NIS 1,000,000 (currently equivalent to approximately $273,224), plus the greater of the following amounts payable to persons who suffered damages as a result of that violation: (i) the amount of profits earned or losses avoided by the violator as a result of that violation, up to the maximum amount of the monetary sanctions that could be imposed due to such violation or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Securities Law and to the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, reasonable legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them are permitted to be reimbursed (up to the maximum amount permitted as described in sub clause (ii) above) via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

Accordingly, further to the approval of the Company’s Annual General Meeting in August 2009 regarding the Company’s directors and officers insurance policy as well as further to the approval of the Company’s Annual General Meeting in November 2005 regarding indemnification of directors and officers, and in order that the Company will be able to: (i) continue to obtain from time to time appropriate directors and officers insurance policies to the full extent permitted by law; and (ii) continue to provide indemnification to the Directors and other officers, to the full extent permitted by law, with respect to the types of liabilities approved under the Securities Law and the Companies Law, it is proposed to amend the Company's Articles of Association to reflect the above mentioned amendments to the Securities Law and the Companies Law as set forth in Section A of Annex A of this Proxy Statement.

B.	Amendments to Reflect Additional Recent Amendments to the Companies Law

The recent amendments to the Companies Law also impose certain governance requirements on companies that are publicly traded in Israel such as the Company, such as new majority requirements for election of external directors, reasonable advance notice of board meetings and new quorum requirements for audit committees (the "Governance Requirements"). Incorporation of applicable Governance Requirements requires certain amendments to the Company's Articles of Association.

Accordingly and in order that the Company will be able to incorporate the recent Governance Requirements, it is proposed to amend the Company's Articles of Association as provided in Section B of Annex A of this Proxy Statement.

C.	Amendments to Reflect the Number of Board Members

According to Article 22 of the Company's Articles of Association, the number of Directors comprising the Board will be at least five (5), not more than seventeen (17), and until otherwise determined by the Board or at a General Meeting, the number of Directors will be ten (10). In addition, the Board will include at least two (2) External Directors in accordance with the requirements of the Companies Law.

Under the Nasdaq Marketplace Rules that are applicable to the Company, a majority of the members of the Board must meet certain independence criteria. In order to comply with the above mentioned rule, the Board determined, in 2005, to reduce the number of Directors that comprise the Board from ten to nine, since at the time five of the Board members met the applicable independent criteria. That situation continues to the present time with three of the continuing members of the Board (Messrs. Arad, Asheri and Ne’eman) and the two External Director, Dr. Gleitman and Mrs. Rabin, meeting the board of directors’ independence criteria under the applicable Nasdaq Marketplace Rules for independent directors.

In order that the Company's Articles of Association be consistent with the above mentioned decision of the Board regarding the number of Directors it is proposed to amend the Company's Articles of Association as set forth in Section C of Annex A of this Proxy Statement.

Should the majority of the votes cast at the Meeting be sufficient to approve certain but not all aspects of the below mentioned resolution, the Company’s Articles of Association will be amended to reflect only those aspects for which the required majority has been obtained.

At the Meeting, the Board will propose that the following resolution be adopted:

“RESOLVED,

A.	that the amendments to the Company’s Articles of Association as reflected in Section A of Annex A of the Proxy Statement dated October 25, 2011, are hereby approved.

B.	that the amendments to the Company’s Articles of Association as reflected in Section B of Annex A of the Proxy Statement dated October 25, 2011, are hereby approved.

C.	that the amendments to the Company’s Articles of Association as reflected in Section C of Annex A of the Proxy Statement dated October 25, 2011, are hereby approved.”

The Board recommends a vote FOR approval of this resolution.

ITEM  3 – APPROVAL OF AMENDEMENTS TO THE INDEMNIFICATION LETTER AND THE PROVISION OF THE
AMENDED INDEMNIFICATION LETTER TO THE DIRECTORS

The shareholders of the Company, at the Company's Annual General Meeting of Shareholders held on November 27, 2005, approved the grant to the Directors of indemnification letters, in the form as approved by the shareholders in the above mentioned Annual General Meeting (the "Indemnification Letter"). Such approval included the applicable required majority vote to provide the Indemnification Letter to Mr. M. Federmann, who may be considered a direct or indirect controlling shareholder of the Company. The Indemnification Letter provides the Directors with indemnity against certain liabilities to the extent then permissible under the Companies Law.

On March 2007, Mr. D. Federmann, the son of Mr. M. Federmann, was elected as a member of the Board and, on the basis of the Shareholders resolution of November 2005, was granted the Indemnification Letter. The above decision to grant the Indemnification Letter to Mr. D. Federmann, who may also be considered a direct or indirect controlling shareholder of the Company, was ratified with the applicable required majority vote, at the Annual General Meeting of Shareholders held in August 2009.

In light of the recent amendments to the Securities Law and the Companies Law as detailed in Item 2(A) of this Proxy Statement, and in order to enable the Company to continue to provide its current and future Directors indemnities to the extent permitted by the Securities Law and the Companies Law, certain amendments are required to be made to the Indemnification Letter to reflect recent amendments to the Securities Law and the Companies Law.  Implementation of such amendments to the Indemnification Letter is also subject to approval of amendments to the Company's Articles of Association as specified in Section A of Annex A to this Proxy Statement referenced in item 2(A) of this Proxy Statement.

The proposed wording of the amended Indemnification Letter (the "Amended Indemnification Letter") is attached hereto as Annex B.

According to the Companies Law, the provision of indemnification letters to members of the board of directors of a company requires the approval of the audit committee, the board of directors and the shareholders, in that order.

The Audit Committee and the Board approved, (subject to the approval of the amendments to the Company's Articles of Association under item 2(A) of this Proxy Statement), the provision of the Amended Indemnification Letter to the Directors, including to Mr. M. Federmann and Mr. D. Federmann, as well as the grant of the Amended Indemnification Letter to current and future Company officers who are not members of the Board.

In order to approve the provision of the Amended Indemnification Letter to the Directors who are not direct or indirect controlling shareholders of the Company, a majority of the votes cast at the Meeting, whether in person or by proxy, is required. However, in order to approve the provision of the Amended Indemnification Letter to Mr. M. Federmann and Mr. D. Federmann, who may be considered direct or indirect controlling shareholders of the Company: (i) the above mentioned majority must include a majority of the total votes of shareholders who have no "personal interest" in the approval of the resolution who participate in the vote, in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s voting rights. It is noted that, if the proposed resolution in section (A) and/or section (B) in this Item 3 below is not approved, the validity of the existing Indemnification Letters will not be affected.

Under the Companies Law, a "personal interest" means a personal interest of a person in the respective action or transaction of a company, including (i) a personal interest of that person’s spouse, brother or sister, parent, grandparent, child, such persons spouse's child, brother, sister or parent or the spouse of any of the above ("Relatives"); and (ii) a personal interest of another entity in which that person or any of his or her Relatives either: (i) holds 5% or more of such entity’s issued shares or voting rights; (ii) has the right to appoint a director to such entity’s board of directors or the chief executive officer thereof; or (iii) is a member of such entity's board of directors or serves as the chief executive officer thereof, but excluding a personal interest resulting merely from holding such company’s shares. In addition, under the Companies Law, in case of a person voting by proxy for another person, a "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Should the majority of the votes cast at the Meeting be sufficient to approve certain but not all aspects of the below mentioned resolution, only those aspects for which the required majority has been obtained will be deemed approved.

At the Meeting, the Board will propose that the following resolution be adopted:

“RESOLVED, that,

A.
subject to approval of the amendments to the Company’s Articles of Association proposed in Item 2(A) of the Proxy Statement dated October 25, 2011, the Amended Indemnification Letter in the form of Annex B to the Proxy Statement dated October 25, 2011 is hereby approved for provision by the Company to the Directors of the Company who are not direct or indirect controlling shareholders of the Company;

B.
subject to approval of the amendments to the Company’s Articles of Association proposed in Item 2(A) of the Proxy Statement dated October 25, 2011, the Amended Indemnification Letter in the form of Annex B to the Proxy Statement dated October 25, 2011 is hereby approved for provision by the Company to Mr. M. Federmann and Mr D. Federmann, who may be considered direct or indirect controlling shareholders of the Company."

The Board recommends a vote FOR approval of this resolution.

ITEM  4—RE-APPOINTMENT OF THE COMPANY’S INDEPENDENT AUDITOR
FOR THE FISCAL YEAR 2011 AND UNTIL THE CLOSE OF THE NEXT
SHAREHOLDERS’ ANNUAL GENERAL MEETING

Following the recommendation by the Company’s Audit Committee, it is proposed that Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global Certified Public Accountants, will be re-appointed as the independent auditor of the Company for the fiscal year 2011 and until the close of the next Shareholders’ Annual General Meeting. A representative of the independent auditor will be present at the Meeting and will be available to respond to appropriate questions from shareholders. Such auditor served as the Company’s auditor for fiscal year 2010 and has no relationship with the Company, or with any affiliate of the Company, except as auditor.

At the Meeting, the Board will propose that the following resolution be adopted:

“RESOLVED, that the Company’s independent auditor, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, is appointed as the independent auditor of the Company for the fiscal year 2011 and until the close of the next Shareholders’ Annual General Meeting.”

The Board recommends a vote FOR approval of this resolution.

MATTERS TO BE REPORTED

In addition, at the Meeting the Company will present or report on the following matters relating to fiscal year 2010:

(a)	its Consolidated Financial Statements for the fiscal year ended December 31, 2010;

(b)	the dividend paid to shareholders;

(c)	the compensation paid to the Company’s Directors; and

(d)	the compensation arrangement with the Company’s independent auditor.

By Order of the Board MICHAEL FEDERMANN Chairman of the Board of Directors JOSEPH ACKERMAN President and Chief Executive Officer

Date: October 25, 2011

PROXY STATEMENT

NOVEMBER 25, 2011

ANNEX A

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

 [Additions are marked in underlined text and deletions are marked in strikethrough text]

Section A	Amendment to Allow Indemnification and Insurance to the Full Extent Permitted bv Law

1.	Article 34(b), (c), (d) and (e) shall be amended as follows:

"34(b)
Subject to the provisions of the Law, the Company may procure ~~D~~directors' and officers' liability insurance in respect of a liability or payment, imposed on a Director or Company officer as a result of an act carried out by him in his capacity as a Director or Company officer, with respect to each of ~~for~~ the following:

(1)	breach of duty of care by any Director or Company officer owed to the Company or any other person;

(2)
breach of fiduciary duty by any Director or Company officer owed to the Company, provided that such Director or Company officer acted in good faith and had a reasonable basis to assume that the action would not harm the interests of the Company;

(3)	a financial obligation imposed on a Director or Company officer in favor of another person;

(4)	a payment which a Director or Company officer is obligated to pay to an injured party as set forth in section 52(54)(A)(1)(A) of the Securities Law;

(5)	expenses incurred by a Director or a Company officer in connection with an Administrative Proceeding, including reasonable legal expenses, which term includes lawyers' fees; or

(6)	any other event for which ~~insurance of a~~ director or officer liability insurance is or may be permitted.

(c)
Subject to the provisions of the Law, the Company may undertake in advance or retroactively to indemnify a Director or Company officer in respect of a liability, payment or expense as detailed in Article 34(d) below, imposed on him or incurred by him as a result of an act carried out in his capacity as a Director or Company officer.

(d)	An indemnity, as provided in Article 34(c) above, may be issued in respect of a liability, payment or expense as follows:

(1)
a monetary liability imposed on the Director or Company officer or paid by him in favor of a third party under a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court; provided, however, that in case such undertaking is granted in advance it will be limited to events which, in the Board’s opinion, are foreseeable in light of the Company’s actual activities at the time of granting the obligation to indemnify, and to a sum or criteria as the Board deems reasonable under the circumstances, and the undertaking to indemnify will specify the aforementioned events and sum or criteria;

(2)	a payment imposed on a Director or a Company officer in favor of an injured party as set forth in section 52(54)(A)(1)(A) of the Securities Law (as amended);

(3)
reasonable ~~legal~~ litigation ~~fees~~ expenses, including lawyers' fees, incurred by a Director or a Company officer ~~in~~ as a result of an investigation or procedure conducted against him by an authority authorized to conduct such investigation or procedure, provided that such investigation or procedure  (i) concludes without the filing of an indictment against the Director or Company officer and without imposition of a monetary payment in lieu of criminal proceedings, or (ii) concludes with imposing on the Director or Company officer monetary payment in lieu of criminal proceedings, provided that the alleged criminal offense in question does not require proof of criminal intent or incurred by a Director or Company officer in connection with a monetary sanction imposed by Law;

(4)	expenses incurred by a Director or a Company officer in connection with an Administrative Proceeding, including reasonable legal expenses, which term includes lawyers' fees; or

(5)	reasonable litigation expenses ~~of the proceedings~~, including lawyers' fees, expended by the Director or Company officer or imposed on him by the court for:

(a)	proceedings issued against him by or on behalf of the Company or by a third party;

(b)	criminal proceedings from which ~~the Director or officer~~ he was acquitted;

(c)	criminal proceedings in which he was convicted ~~but~~ of an offense that does not require proof of criminal intent; or

(d)	any other liability or expense for which it is or may be permissible to indemnify a ~~d~~Director or a~~n~~ Company officer.

(e)
Subject to the provisions of the Law, the Company may issue an undertaking in advance or retroactively to indemnify any person, including a Director or a Company officer, who acts or acted on behalf of or at the request of the Company as a director or officer of another company in which the Company, directly or indirectly, is a shareholder, or in which the Company has any other interest. Such indemnity will be in respect of a liability, payment or expense as detailed in Article 34(d) above, imposed on him or incurred by him as a result of an act carried out by him in his capacity as a director or officer of the other company."

Section B	Amendments to Reflect Additional Recent Amendments to the Companies Law

1.	Article 1(a) shall be amended and renumbered to include three new definitions as follows:

"(1)	Administrative Proceeding - an administrative enforcement proceeding pursuant to Chapter H3, H4 or I1 of the Securities Law.

(8)	Companies Law - The [Israel] Companies Law - 1999, including any regulations and regulatory orders relating thereto, and any successor laws and regulations, as will be in effect from time to time.

(17)	Personal Interest – A personal interest of a person as defined in the Law."

2.	The definition "Law" in Article 1(a) (originally numbered 12 and pursuant to this amendment to the Articles of Association renumbered 13) shall be amended to read as follows:

"(13)
Law- the ~~[Israel]~~ Companies Law ~~- 1999, including any regulations and regulatory orders relating thereto, and any successor laws and regulations, as will be in effect from time to time~~ and the Securities Law."

3.	Article 6(e) shall be amended to read as follows:

"6(e)
Treasury Shares will not carry voting or dividend rights while they remain in the Company's Treasury Share reserve. Conversion of Treasury Shares into Ordinary Shares or Ordinary Shares into Treasury Shares will be subject to approval of the Board of Directors and any applicable provisions of the Law ~~and Securities Law~~."

4.	Article 19(d) shall be amended to read as follows:

"19(d)
Except as provided in these Articles~~,~~ and the Law ~~and the Securities Law~~, all business transacted at a General Meeting will be decided by a resolution adopted by a simple majority of the votes cast at the General Meeting, not taking into account abstentions."

5.	Article 22 (a) and (b) shall be amended as follows:

"22(a)
The Board of Directors will determine the policies of the Company and oversee the performance of the duties of the President. The duties of the Board will include, among others, any mandatory Board responsibilities specified in the Law ~~or the Security Law~~. The Board will have all residual powers not granted under these Articles or by law to any other Company body.

(b)
The General Meeting may assume powers granted under these Articles or by ~~l~~Law to the Board of Directors. However, any decision to assume such powers must specify the matters and time period (which shall not be longer than the period required under the circumstances) for which such powers are assumed."

4.	Article 23 (a) and (f) shall be amended as follows:

"23(a)
Directors (except for External Directors who will be elected in accordance with Article 24 below) will be elected annually by the Shareholders at the Annual Meeting. Directors will hold office until the conclusion of the next Annual Meeting or until their earlier removal or resignation. However, if no Directors are elected at an Annual Meeting, then the persons who served as Directors immediately prior to the Annual Meeting will continue to serve as Directors unless otherwise determined by the Annual Meeting or by the Board. Except as provided in Article 24 below regarding External Directors, Directors will be eligible for re-election.

(f)	Subject to the terms of any applicable agreement, a Director will be removed if he:

(1)	becomes bankrupt or enters into similar status;

(2)	becomes deceased or is declared legally incompetent;

(3)	resigns his office by notice in writing given to the Company;

(4)	is removed by a resolution of a General Meeting; or

(5)	is no longer qualified to serve as a Director due to other reasons specified in the Law.”

5.	Article 24(b) and (d) shall be amended as follows:

"(b)	An External Director~~s~~ will be appointed by a majority vote at a General Meeting, provided that:

(1)
The majority vote at the General Meeting will include ~~at least one third (1/3)~~ a majority of the total number of the votes of the Shareholders who are not ~~the non~~ controlling Shareholders and who do not have a Personal Interest in the approval of the appointment (other than Personal Interest which is not the result of an affiliation of such shareholder with the controlling Shareholder) voting at the meeting. For the purposes of this Article, abstentions will not be taken into consideration in counting the total number of the ~~non controlling~~ aforesaid Shareholders; and

(2)
The total number of the ~~non controlling Shareholders~~ votes~~ing~~ against the resolution appointing an External Director from among the shareholders referred to in paragraph (1) above, is not more than ~~one~~ two percents (~~1~~2%) of the overall voting rights in the Company.

(d)
An External Director will be appointed for a period of three (3) years, and his office may be extended by a resolution of the General Meeting in accordance with the applicable provisions of the Law, for ~~an~~ two additional periods of three (3) years each, and thereafter for additional periods of up to three (3) years each or such other period as may be permitted by and in accordance with the requirements of the Law. An External Director may be removed from his office only in accordance with the applicable provisions of the Law."

6.	Article 25(b) and (d) shall be amended as follows:

"25(a)
Questions arising at any Directors' meeting will be decided by a majority of votes cast at the meeting. In cases of an equality of votes the Chairman of the Board will not have a second or casting vote.

(d)
At the request of a Director, the Secretary will at any time summon a meeting of the Board. Reasonable advance notice of the time, place and agenda of each Board meeting will be given to each Director. In urgent circumstances, a majority of ~~T~~the Directors may waive such notice requirement."

7.	Article 26(b), (e) and (f) shall be hall be amended as follows:

"(b)
The Board of Directors may appoint a chairman for any committee, subject, if applicable, to qualification requirements of the Law. If no chairman is appointed by the Board of Directors for a particular committee, then such a committee may, elect a chairman. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members present may choose a committee member to be chairman of the meeting. Unless otherwise specifically directed by the Board of Directors or otherwise provided by the Law, the meetings and proceedings of any committee will be governed as applicable by the provisions in these Articles for regulating the meetings and proceedings of the Board.

(e)	The Board of Directors will appoint any additional committees if required under the Law and subject to the applicable requirements of the Law.

(~~e~~f)	A resolution in writing signed by the Chairman of the Board and the Secretary will serve as evidence of the resolution passed at a duly convened meeting of the Board of Directors.

~~(f)~~
~~The Board of Directors may authorize a designated committee to approve, in lieu of approval by the Board of Directors as a whole, employment related terms of an officer of the Company other than the Company’s President and Chief Executive Officer~~."

8.	Article 27 shall be amended as follows:

"27(a)
Subject to these Articles and the Law, the Board of Directors will from time to time appoint a President for such period, on such terms and with such powers as the Board may determine. The compensation of the President may be by salary or any other consideration as determined by the Board.

(b)
A President will be subject to the provisions of any contract between him and the Company, the terms of which will be approved by the Audit Committee (or by the Compensation Committee of the Board, subject to qualification requirements as applicable under the provisions of the Law) and by the Board of Directors.

(c)
The President may hold, while he is President, the office of a Director, if he is elected or appointed in accordance with the provisions of these Articles. If so elected the President is subject to the same provisions ~~as~~ regarding resignation, ~~and~~ removal and compensation as the other Directors. In regard to his position as President, the President will be appointed as provided in Article 27(a) above and may be removed by the Board of Directors. If he ceases to hold the office of President for any reason and at that time he serves as a Director, he will immediately cease to be a Director, unless otherwise determined by the Board of Directors. In any case, if the President does not serve as a Director, he will be entitled to attend any Board meeting.

(d)
Subject to the supervision of the Board of Directors, the President may exercise all managerial and executive powers of the Company and do on behalf of the Company all acts as may be exercised and done by the Company and that are not by the Law or by these Articles required to be exercised or done by other Company bodies. No resolution made by a General Meeting will invalidate any prior act of the President that would have been valid if such resolution had not been made.

(e)	Subject to applicable provisions of the ~~l~~Law and the specific or general approval of the Board, the President may delegate any of his powers to another person.

(f)
The Board of Directors may assume powers granted under these Articles or by ~~l~~Law to the President, provided that such decision to assume power specifies the matters and time period (which shall not be longer than the period required under the circumstances) for which such powers are assumed."

9..	Article 28 shall be amended as follows:

"28
The Board of Directors may appoint a Secretary of the Company on any terms the Board may determine, subject to the Law. The Board may also from time to time appoint an acting Secretary, who will be considered as the Secretary during the term of his appointment."

10.	Article 30(b) shall be amended as follows:

"30(b)
The Company will issue financial statements as required by the Law~~, the Securities Law~~ and other applicable laws. The issued financial statements will be available for inspection by the Board of Directors and Shareholders at the Registered Office during regular office hours.”

11.	Article 31 (b) shall be amended as follows:

"31(b)
The fee of the Independent Certified Accountants for audit and non-audit services will be set and approved by the Board of Directors after receipt of the recommendations of the Audit Committee or the Financial Statements Review Committee (the applicable Committee to be determined by the Board of Directors), to be provided to the Board within a reasonable time before the Board's approval and reported to the next Annual Meeting.”

12.	Article 32(b) shall be amended as follows:

"32(b)
The Internal Auditor will submit a yearly audit plan for the approval of the Audit Committee. The Internal Auditor will also submit a yearly account of his findings to the ~~c~~Chairman of the Board of Directors, the President and the chairman of the Audit Committee.”

Section C -	Amendments to Reflect Number of Board Members

1.	Article 22(c) shall be amended as follows:

"22(c)
The number of Directors comprising the Board will be at least five (5) and not more than seventeen (17). Until otherwise determined by the Board or at a General Meeting, the number of Directors will be ~~ten~~ nine ~~(10)~~ (9). The Board will include at least two (2) External Directors in accordance with the requirements of the Law. A Director need not to be a Shareholder. The President may serve as a Director in accordance with Article 27(c) below.”

2.	Article 23 (d) and (e) shall be amended as follows:

"23(d)
The Board of Directors will have the power to appoint additional Directors, if the current number of Directors is less than ~~ten~~ nine ~~(10)~~ (9) or other maximum number approved at a General Meeting or by the Board. Any Director so appointed will hold office until the conclusion of the next Annual Meeting, unless he is removed or resigns earlier. A Director will state the reasons for his resignation.

(e)
If the number of Directors is reduced below ~~ten~~ nine ~~(10)~~ (9) or any other number that may be determined by the Board or a General Meeting, and until additional Directors are elected or appointed so that the number of Directors is nine (9) or such other number so determined by the Board or a General Meeting, the Board may continue to act.”

PROXY STATEMENT

OCTOBER 25, 2011

ANNEX B

FORM OF AMENDED LETTER OF INDEMNIFICATION

TRANSLATION OF FORM OF AMENDED LETTER OF INDEMNIFICATION

TO COMPANY DIRECTORS

[Marked to show revisions from form of Indemnification Letter  approved by the Company’s shareholders in 2005. Additions are marked in underlined text and deletions are marked in strikethrough text]

Dear ______:

Whereas on November ~~5~~10, 200~~1~~5 and on November ~~December~~ 2~~3~~7, 20015, the Board of Directors of the Company and the Company’s shareholders at a General Meeting decided, after receiving the approval of the Audit Committee of the Board, to authorize the Company to indemnify the directors and officers (collectively “Officers”) of the Company in accordance with the Companies Law – 1999 (the “Companies Law”), and in accordance with the conditions set forth below (hereinafter the “Prior Resolutions”) and the Company ~~so~~ issued indemnification letters (hereinafter the “Existing Indemnification Letters”);

~~And Whereas, further to Amendment No. 3 to the Companies Law, including with respect to indemnification of Officers, the Board of Directors of the Company decided on October 11, 2005, after receiving the approval of the Audit Committee of the Board, to authorize the Company to indemnify Company Officers in accordance with the Companies Law, as amended as described above, and in accordance with the conditions set forth below, and without derogating from or diminishing the effectivity of the Existing Indemnification Letters, and in addition thereto, all in accordance with applicable law (hereinafter the “New Resolution”).~~

And whereas further to recent amendments to the Companies Law and recent amendments1 to the Securities Law - 1968 (the "Securities Law"), the Board of Directors of the Company, on October 24, 2011, after receiving the approval of the Audit Committee of the Board, authorized the Company to commit to indemnify the Company Officers, in accordance with the Companies Law and the Securities Law, amended as described above, and in accordance with the conditions set forth below, and without derogating from or diminishing the effectiveness of the Prior Resolutions and the Existing Indemnification Letters, and in addition thereto, all in accordance with applicable law (hereinafter the “New Resolution”);

And whereas the Company’s shareholders at an Annual General Meeting held on ________, 2011 approved the above mentioned decision with regard to the Company’s directors and the corresponding amendments required to the Company's Articles of Association, it is agreed as follows:

1.	Obligation to Indemnify:

Without derogating from the Company’s right to indemnify you retroactively in accordance with the Company’s Articles of Association, the Company hereby agrees:

1.1
To indemnify you for all costs and expenses, as detailed below, imposed upon you for actions taken (including actions taken before the date of this Letter) and/or future actions you may take in your official capacity in the Company, including as an Officer acting on behalf of the Company’s subsidiaries or affiliated companies or any other company in which the Company has an interest (hereinafter the “Subsidiaries”).

1.1.1
Financial liability imposed by judgment against you for the benefit of a third party, including a settlement or arbitration decision certified by a court; and provided that these actions relate to one or more of the events described in the Annex hereto, that in the opinion of the Company’s Board of Directors are anticipated in light of the actual activities of the Company as of the date of this Letter;

1.1.2	Financial liability imposed on you for the benefit of an injured party as set forth in section 52(54)(A)(1)(A) of the Securities Law;

1.1.3
Reasonable litigation fees, including attorney’s fees, incurred or imposed on you by a court, in a proceeding initiated against you by the Company or in its name or by another person, or in a criminal proceeding from which you are acquitted, or in a criminal proceeding in which you are convicted, provided that the crime for which you are convicted does not require a finding of criminal intent; and

1 In accordance with the Improvement of Enforcement procedures of the Securities Authority (Law Amendments) - 2011

1.1.4
Reasonable litigation expenses, including attorneys fees, expended in connection with an investigation or proceeding against you by an authority authorized to conduct such investigation or proceeding, and that concludes without an indictment against you and without monetary payments being imposed on you in lieu of criminal proceedings or that concludes without an indictment against you but with the imposition of monetary payments in lieu of criminal proceedings, provided that the alleged criminal offense does not require proof of criminal intent or expended in connection with a monetary sanction. In this paragraph "conclusion of a proceeding without an indictment in a matter which was subject to criminal investigation", and "monetary payments in lieu of criminal proceedings" shall have the meaning accorded to these terms in clause 260(a)(1a) of the Companies Law, and "monetary sanction" shall have meaning as defined in the Companies Law, in each case referring to the Companies Law as may be amended from time to time.

1.1.5	Expenses expended in connection with an administrative proceeding conducted against you, including reasonable litigation expenses, which also include attorneys’ fees.

1.2
The aggregate indemnification amount that the Company will pay to all of its Officers under all the indemnification letters that shall be issued by the Company pursuant to the New Resolution as well as pursuant to any allegation arising under the Existing Indemnification Letters, shall not exceed 25% (twenty-five percent) of the Company’s shareholders equity, according to the most recent Company consolidated financial statements prior to the date of the indemnification payment (hereinafter the “Maximum Indemnification Amount”).

1.3
In the event the indemnification amount the Company is required to pay to its Officers, as set forth in Section 1.1 above, exceeds the Maximum Indemnification Amount or its remaining balance (as existing at that time) in accordance with Section 1.2 above, the Maximum Indemnification Amount or its remaining balance will be divided among the Officers entitled to indemnification, so that the amount of indemnification each of them will actually receive will be calculated in accordance with the ratio between the amount for which each individual may be indemnified and the aggregate amount for which all the relevant Officers may be indemnified.

1.4
If an event occurs that is likely to entitle you to indemnification in accordance with the above provisions, the Company will make available to you~~, from time to time,~~ the funds required to cover the expenditures and payments that are connected with handling the legal proceeding, in a manner that you will not be required to pay for, or to finance personally, the legal expenses, subject to the conditions and instructions in this Letter.

1.5
In order to avoid any doubt, if an event occurs that may entitle you to indemnification, you will have the right to appoint an attorney of your choice, with the exception of an attorney whom the Company deems unacceptable for reasonable cause, provided that you immediately inform the Company of the identity of the attorney when it becomes necessary to appoint such attorney.  If you do not inform the Company regarding your choice of attorney in compliance with the above, the Company will have the right in its discretion to appoint an attorney on your behalf.

2.	The Indemnity Obligation under this Letter is subject to the following:

2.1
You will inform the Company of every legal proceeding that may be brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing, regarding legal proceedings that may be commenced against you, and this will be done in a timely manner, immediately after you first become aware of such, and you will provide to the Company or to whom the Company will instruct you, all documents in connection with such proceedings.

2.2
Notwithstanding the provisions of Section 1.5 above, the Company has the right to take upon itself the handing of your defense in the legal proceeding and/or to entrust such handling to any prominent attorney the Company may select for this purpose (except for an attorney that will not be reasonably acceptable to you) subject to the fulfillment of all of the following conditions: (a) the Company will notify you, within 45 days from the time of receiving the notice as provided in Section 2.1 above (or within a shorter period of time if the matter requires filing a statement of defense or a response to a proceeding), that it will indemnify you in accordance with its terms; and (b) the legal proceeding against you solely involves a claim for monetary damages.  The Company and/or the above-mentioned attorney will be entitled to act within their exclusive discretion and to bring the proceeding to a close; the appointed attorney will owe his/her duty of loyalty to the Company and to you.  In the event that a conflict of interest arises between you and the Company, the attorney will so inform the Company of any such conflict and you will have the right to appoint an attorney on your behalf, and the provisions of this Letter will apply to expenses you may incur as a result of such appointment.  If the Company decides to settle or arbitrate a monetary obligation, the Company will be entitled to do so as long as the lawsuit or the threat of a lawsuit against you will be fully withdrawn.  At the request of the Company you will sign any document that will empower the Company and/or an attorney as mentioned above, to act in your behalf with regard to your defense in the above-mentioned proceedings and to represent you in all matters relating to these proceedings, as set forth above.

2.3
You will cooperate with the Company and/or with any attorneys as set forth above in every reasonable manner required of you by any of them in connection with the handling of such legal proceedings, on condition that the Company covers all of your expenses so that you will not be required to pay or to finance the legal proceedings yourself, all subject to Section 1.4 above.

2.4
Whether or not the Company acts as specified in Section 2.2 above, the Company will cover all other expenditures and payments that are mentioned in Section 1.1 above so that you will not be required to pay or to finance them yourself, and this is without derogating from the indemnification you are entitled to by this Letter, all as set forth above in Section 1.2.

2.5
Your indemnification in connection with any legal proceeding against you, as set forth in this Letter, will not be enforceable in connection with amounts you may be required to pay as a result of a settlement or arbitration unless the Company agrees in writing to the settlement or to the entering into the arbitration proceeding, as the case may be.

2.6
The Company will not be required to pay, according to this Letter, moneys that were actually paid to you or on your behalf through insurance (that the Company procured) or through any indemnification undertaking made by any person other than the Company. It is hereby clarified that said indemnification payments will not be deemed to derogate from any right you may have to receive insurance proceeds as a result of the events set forth in this Letter that may be insured by an insurance carrier, if they are received (by you or by the Company on your behalf) within the framework of any directors and officers liability insurance of the Company. In order to avoid any doubt, it is hereby clarified that the indemnification amount according to this Letter will be independent of (and in addition to) any amount paid pursuant to such insurance and/or indemnification.  Similarly, it is emphasized that this Letter is not to be construed as an agreement for the benefit of any third party, including any insured party, and it is not transferable, and no insurer will have the right to request that the Company participate in any payment for which the insurer is obligated under any insurance agreement to which it is a party, other than a deductible that is specified in such agreement.

2.7
Upon your request for payment in connection with any event as specified in this Letter, the Company will take all necessary steps under law to make such payment and will do all that is necessary to obtain any required approval.  If any approval is required for the above payment and that payment is not approved for any reason, such payment, or any part of it, that is not so approved will be subject to the approval of a court, and the Company will attempt to obtain the court’s approval.

2.8	There is no prohibition under law to indemnifying you.

3.
The obligations of the Company as specified in this Letter will remain valid even after you have ceased to be an Officer of the Company, provided that the acts for which you have been given an indemnification commitment were performed or will be performed during your employment as a Company Officer.

4.
If the Company pays to you or on your behalf any amount in connection with a legal proceeding as provided in this Letter, and thereafter it is determined that you are not entitled to such indemnification from the Company, the sums paid by the Company will be considered a loan that was extended to you by the Company, which will be linked to the Consumer Price Index plus interest at the rate established in the Income Tax Regulations (Establishment of Interest Rates) – 1985, as may be in effect from time to time, and you will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company determines.

5.	In this Letter: -

“action or any derivative of it” includes a decision or a failure to act, including actions before the date of this Letter that you made during your term of employment as a Company Officer.

"administrative proceeding" – means a proceeding pursuant to Chapter H3 (imposition of monetary sanction by the Securities Authority), Chapter H4 (imposition of administrative enforcement proceedings by the administrative enforcement committee) and Chapter I1 (arrangement for the avoidance of enforcement proceedings or for the discontinuation of proceedings subject to conditions) of the Securities Law, as amended from time to time.

The references in this Letter are intended to be gender neutral.

6.
The Company’s obligations under this Letter will be interpreted broadly and in a manner that facilitates its execution, to the extent permitted by law and for the purposes for which it was intended.  In the event of a conflict between any provision of this Letter and any provision of law that cannot be superceded, changed or amended, said provision of law will supersede the specific provision in this Letter, but will not limit or diminish the validity of the remaining provisions of this Letter.

7.	The Annex to this Letter forms an integral part thereof.

8.	This Letter will enter into effect upon your signature in the space provided below and return of the signed copy to the Company.

9.
Subject to Section 1.2 above, it is hereby clarified, if and to the extent you received a letter of indemnification pursuant to the Prior Resolutions, nothing in this Letter shall be deemed to derogate from or diminish the effectivity of said letter of indemnification from the Company to you, as approved pursuant to the Prior Resolutions, and/or a letter of indemnification that was provided to you, if and to the extent provided, pursuant to the Prior Resolutions, and the Company’s obligations pursuant to this Letter are in addition to the above-mentioned obligations, all in accordance with applicable law.

It is also hereby clarified, that if you did not receive a letter of indemnification pursuant to the Prior Resolutions, the Company will not so provide you with such letter and will provide you with this Letter only.

10.	In order to remove any doubt, in the event of death, this Letter will apply to ~~you and~~ your estate and heirs

11.
Subject to Section 2.1 above, no waiver, delay, omission or grant of extension by the Company or by you will be interpreted in any manner as a waiver of rights pursuant to this Letter or under applicable law, and will not prevent either party from taking all legal and other measures necessary in order to enforce such rights.

12.	This Letter will be governed by the laws of Israel, and the courts of Haifa shall have the exclusive jurisdiction with respect to disputes that may arise under this Letter.

IN WITNESS WHEREOF, the Company hereby executes this Letter by its duly appointed authorized signatories.

____________________
Elbit Systems Ltd.

I hereby confirm receipt of this Letter and consent to all its terms.

____________________
Officer

Date:

ANNEX

[FORM OF INDEMNIFICATION LETTER]

Subject to any provision of  law, the events are as follows:

1.
The issuance of securities including, but not limited to, the offering of securities to the public according to a prospectus, a private offering, sales offering, the issuance of bonus shares, issuance of securities and/or any other manner of security offering and also tender offers for securities, the Company’s purchase of its own and it subsidiaries’ securities, as well as any action relating to any of the above.

2.
A “Transaction” or “Activity” as defined in Article 1 of the Companies Law, including among others a negotiation regarding such Transaction and/or Activity, transfer, sale and/or purchase of assets and/or liabilities, including securities and/or the granting and/or receiving of any right in any one of the above, including among others, the acquisition, sale or merger of entities and/or any action connected directly or indirectly with such a Transaction.

3.
The filing of a report and/or announcement required by the Companies Law and/or Israeli Securities Law – 1968, or U.S. Securities Laws, including the regulations pertaining to these laws, and/or according to rules and/or regulations adopted by the Tel-Aviv Stock Exchange or the Nasdaq or any other stock exchange and/or any law of any other country pertaining to these issues and/or the failure to file such a report and/or announcement.

4.	Any decision regarding a distribution, as defined in the Companies Law including a distribution pursuant to a court order.

5.
A change in the Company’s structure and/or a reorganization of the Company, including any arrangement between the Company and its shareholders and/or creditors according to the Companies Law, and/or any decision relating to these issues including, but not limited to, a merger, a demerger, a change in the Company’s capital, the establishment of subsidiaries and/or their liquidation or sale, and/or all allotments or distributions.

6.
Expressions, announcements, statements, including a position taken, and/or an opinion made in good faith by an Officer in the course of and/or in connection with his/her duties, including during negotiations and contracting with suppliers, consultants and customers and/or  during a meeting of the Company’s management, Board of Directors and/or one of its committees.

7.	An action made in good faith in contradiction to the Company’s Certificate of Incorporation and/or Articles of Association.

8.
An action and/or decision relating to employer-employee relations including employment agreements, negotiations regarding employment agreements, salary and/or other employee benefits, including employee stock option plans and/or option distributions to employees.

9.	An action and/or decision relating to work safety and/or working conditions and/or employee activities and/or any event relating thereto.

10.	An action or decision relating to insurance matters and/or risk management of the Company.

11.	Actions relating to the Company’s commercial relations, including with employees, outside contractors, customers, suppliers and service providers.

12.	Preparation of work plans, including pricing, marketing, distribution and instructions to employees, to customers and to suppliers and to cooperative arrangements, including with competitors.

13.	Actions relating to product development, to the conduct of product testing, approvals, sales, distribution or licensing in their regard.

14.	Decisions and/or actions relating to environmental compliance, including pollution, contamination and hazardous materials.

15.	Granting of liens on Company assets and granting guarantees on behalf of the Company.

16.
Compliance with various governmental requirements in Israel an outside Israel, including the Ministry of Defense, Antitrust Authority, Securities Authorities, Environmental Compliance Agency and Tax Authorities.

17.	Establishment and management of financial policy, including credit policies, hedging against changes in current exchange rates and utilization of cash reserves.

18.
Causing damages, including bodily injury and property damage, partial or comprehensive loss, loss of use or disability, during any action or omission relating to the Company, or relating to its employees, agents or others who act or are purported to act on behalf of the Company.

19.	An event resulting from the Company being a publicly traded company or due to its shares being issued to the public.

20.	Transfer of information required or permitted to be transferred under applicable law to an interested party of the Company.

21.	An act that may be considered as an infringement of the intellectual property rights of a third party, or an act relating to the Company’s intellectual property.

22.	Any event or act that is capable of being indemnified against in accordance with the Law for the Improvement of Enforcement Proceedings in the Securities Authorities (law amendments) – 2011.

23.
Any of the above specified events relating to an activity of an entity controlled by the Company or an entity affiliated with the Company or pursuant to the Officer’s position in an affiliated entity and/or in an entity controlled by the Company.

24.	Any of the above specified events, whether occurring in Israel or occurring outside of Israel.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2010
(In thousands of U.S. dollars)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2010
In thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2 – F-3

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F-4 - F-5

Consolidated Statements of Income	F-6

Statements of Changes in Shareholders’ Equity	F-7 - F-8

Consolidated Statements of Cash Flows	F-9 - F-10

Notes to the Consolidated Financial Statements	F-11 - F-66

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (“Elbit Systems”) and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the index at item 19 of the Annual Report on Form 20-F. These consolidated financial statements and schedule are the responsibility of Elbit Systems’ management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit Systems and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Elbit Systems' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2011, expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

Tel Aviv, Israel
March 14, 2011

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited Elbit Systems Ltd.’s (“Elbit Systems”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Elbit Systems’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Elbit Systems’ internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Azimuth Technologies Ltd., Soltam Systems Ltd., Saymar Ltd., Sabiex SA, ITL Optronics Ltd., M7 Aerospace LP, Ares Aerospecial e Defensa S.A.and Periscopio Equipmantos Optronicos S.A. (the "Acquired Entities"), which were acquired in 2010. These subsidiaries assets and revenues are included in Elbit Systems' 2010 consolidated financial statements and constituted $249 million of total assets as of December 31, 2010 and $53.1 million of revenues for the year then ended. Our audit of internal control over financial reporting of Elbit Systems also did not include an evaluation of the internal control over financial reporting of the Acquired Entities.

In our opinion, Elbit Systems maintained, in all material respects, effective internal control over financial reporting, as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elbit Systems and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010, and our report dated March 14, 2011 expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

Tel Aviv, Israel
March 14, 2011

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U. S. dollars (In thousands)

		December 31,
	Note	2010	2009

CURRENT ASSETS:
Cash and cash equivalents		$151,059	$140,709
Short-term bank deposits		62,662	115,924
Available for sale and trading marketable securities	(9)	824	23,639
Trade and unbilled receivables, net	(3)	702,364	652,524
Other receivables and prepaid expenses	(4)	166,124	115,856
Inventories, net of customer advances	(5)	665,270	569,848
Total current assets		1,748,303	1,618,500

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnership and other companies	(6)	88,116	88,759
Available for sale marketable securities	(9)	7,179	12,941
Long-term trade and unbilled receivables	(7)	90,343	16,949
Long-term bank deposits and other receivables	(8)	44,401	31,230
Deferred income taxes, net	(18F)	29,892	7,992
Severance pay fund	(2S)	302,351	274,136
		562,282	432,007

PROPERTY, PLANT AND EQUIPMENT, NET	(10)	503,851	404,675

GOODWILL	(11)	483,071	337,312

OTHER INTANGIBLE ASSETS, NET	(11)	313,593	261,183

		$3,611,100	$3,053,677

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U. S. dollars (In thousands, except share data)

		December 31,
	Note	2010	2009
CURRENT LIABILITIES:
Short-term bank credit and loans	(12)	$15,115	$-
Current maturities of long-term loans and Series A Notes	(15)	43,093	2,663
Trade payables		360,736	299,238
Other payables and accrued expenses	(13)	645,146	557,601
Customer advances in excess of costs incurred on contracts in progress	(14)	302,691	367,137
Total current liabilities		1,366,781	1,226,639

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	(15)	292,039	389,222
Series A Notes and convertible debentures, net of current maturities	(16)	273,357	-
Accrued termination liabilities		395,303	350,240
Deferred income taxes and tax liabilities, net	(18F)	55,936	59,602
Customer advances in excess of costs incurred on contracts in progress	(14)	177,191	142,566
Other long term liabilities		45,042	28,214
		1,238,868	969,844

COMMITMENTS AND CONTINGENT LIABILITIES	(20)

SHAREHOLDERS' EQUITY:	(21)
Elbit Systems Ltd. shareholders' equity:
Share capital:
Ordinary shares of New Israeli Shekels ("NIS") 1 par value each; Authorized – 80,000,000 shares as of December 31, 2010 and 2009; Issued 43,102,261 and 42, 939,816 shares as of December 31, 2010 and 2009, respectively; Outstanding 42,693,340 and 42,530,895 shares as of December 31, 2010 and 2009, respectively		12,050	12,006
Additional paid-in capital		281,594	272,127
Treasury shares - 408,921 shares as of December 31, 2010 and 2009		(4,321)	(4,321)
Accumulated other comprehensive loss		(18,460)	(22,413)
Retained earnings		695,830	575,469
Total Elbit Systems Ltd. shareholders' equity		966,693	832,868
Non-controlling interests		38,758	24,326
		1,005,451	857,194

Total liabilities and shareholders' equity		$3,611,100	$3,053,677

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U. S. dollars (In thousands, except per share data)

		Year ended December 31,
	Note	2010	2009	2008

Revenues	(22)	$2,670,133	$2,832,437	$2,638,271
Cost of revenues		1,872,263	1,982,954	1,870,830
Gross profit		797,870	849,483	767,441

Operating expenses:
Research and development, net	(23)	234,131	216,752	184,984
Marketing and selling		229,942	250,963	198,274
General and administrative		131,200	119,311	134,182
Acquired IPR&D		-	-	1,000
Other income, net	(1D(1))	(4,756)	-	-
Total operating expenses		590,517	587,026	518,440

Operating income		207,353	262,457	249,001

Financial expenses, net	(24)	(21,251)	(15,585)	(36,815)
Other income, net	(25)	13,259	458	94,294
Income before income taxes		199,361	247,330	306,480
Income taxes	(18D)	24,037	38,109	54,367
		175,324	209,221	252,113

Equity in net earnings of affiliated companies and partnership
	(6B)	19,343	19,292	14,435
Net income		$194,667	$228,513	$266,548

Less: Net income attributable to non-controlling interests		(11,169)	(13,566)	(62,372)
Net income attributable to Elbit Systems Ltd. shareholders		$183,498	$214,947	$204,176

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:	(21)

Basic net earnings per share		$4.30	$5.08	$4.85
Diluted net earnings per share		$4.25	$5.00	$4.78
Weighted average number of shares used in computation of basic earnings per share		42,645	42,305	42,075
Weighted average number of shares used in computation of diluted earnings per share		43,217	42,983	42,758

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U. S. dollars (In thousands, except share data)

	Number of Outstanding Shares	Share Capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earning	Treasury shares	Non controlling interest	Total shareholders' equity	Total comprehensive income
Balance as of January 1, 2008	42,059,752	$11,886	$294,862	$(24,367)	$258,202	$(4,321)	$20,085	$556,347
Exercise of options	19,700	6	182	-	-	-	-	188
Tax benefit in respect of options exercised	-	-	116	-	-	-	-	116
Stock based compensation	-	-	5,067	-	-	-	-	5,067
Dividends paid	-	-	-	-	(32,770)	-	-	(32,770)
Purchase of subsidiary shares from non- controlling interest in a subsidiary	-	-	-	-	-	-	(2,067)	(2,067)
Other comprehensive income, net of tax:
Unrealized gain on derivative instruments, net of $2,397 tax expense	-	-	-	34,293	-	-	106	34,399	$34,399
Foreign currency translation differences	-	-	-	(8,427)	-	-	(3,836)	(12,263)	(12,263)
Unrealized pension loss, net of $9,480 tax income	-	-	-	(14,026)	-	-	-	(14,026)	(14,026)
Unrealized loss on available for sale securities, net of $113 tax expense	-	-	-	(1,046)	-	-	(185)	(1,231)	(1,231)
Net income attributable to non- controlling interests	-	-	-	-	-	-	62,372	62,372	62,372
Net income	-	-	-	-	204,176	-	-	204,176	204,176
Total comprehensive income									$273,427
Balance as of December 31, 2008	42,079,452	$11,892	$300,227	$(13,573)	$429,608	$(4,321)	$76,475	$800,308
Exercise of options	451,443	114	9,757	-	-	-	-	9,871
Stock based compensation	-	-	5,134	-	-	-	-	5,134
Dividends paid	-	-	-	-	(76,172)	-	-	(76,172)
Purchase of subsidiary shares from non- controlling interest	-	-	(42,991)	-	-	-	(67,259)	(110,250)
Other comprehensive income, net of tax:
Unrealized loss on derivative instruments, net of $749 tax income	-	-	-	(11,381)	-	-	(97)	(11,478)	$(11,478)
Foreign currency translation differences	-	-	-	1,367	-	-	1,517	2,884	2,884
Unrealized pension income, net of $1,473 tax expense	-	-	-	1,910	-	-	-	1,910	1,910
Unrealized income on available for sale securities, net of $1,103 tax expense	-	-	-	6,350	-	-	124	6,474	6,474
Cumulative effect from adoption of FSP 115-2 (codified in ASC 320-10, Investments – Debt and Equity Securities), net of $1,772 tax expense	-	-	-	(7,086)	7,086	-	-	-	-
Net income attributable to non- controlling interests	-	-	-	-	-	-	13,566	13,566	13,566
Net income attributable to Elbit Systems Ltd. shareholders	-	-	-	-	214,947	-	-	214,947	214,947
Total comprehensive income									$228,303
Balance as of December 31, 2009	42,530,895	$12,006	$272,127	$(22,413)	$575,469	$(4,321)	$24,326	$857,194

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)
U. S. dollars (In thousands, except share data)

	Number of Outstanding Shares	Share Capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earning	Treasury shares	Non controlling interest	Total shareholders' equity	Total comprehensive income
Balance as of January 1, 2010	42,530,895	$12,006	$272,127	$(22,413)	$575,469	$(4,321)	$24,326	$857,194
Exercise of options	162,445	44	3,546	-	-	-	-	3,590
Stock based compensation	-	-	5,211	-	-	-	-	5,211
Tax benefit in respect of options exercised	-	-	710	-	-	-	-	710
Dividends paid	-	-	-	-	(63,137)	-	-	(63,137)
Fair value of non-controlling interests related to the acquisition of ITL	-	-	-	-	-	-	4,298	4,298
Other comprehensive income, net of tax:
Unrealized gain on derivative instruments, net of $308 tax expense	-	-	-	6,668	-	-	119	6,787	$6,787
Foreign currency translation differences	-	-	-	2,991	-	-	(1,154)	1,837	1,837
Unrealized pension loss, net of $1,119 tax income	-	-	-	(2,781)	-	-	-	(2,781)	(2,781)
Unrealized loss on available for sale securities, net of $990 tax income	-	-	-	(2,925)	-	-	-	(2,925)	(2,925)
Net income attributable to non- controlling interests	-	-	-	-	-	-	11,169	11,169	11,169
Net income attributable to Elbit Systems Ltd. shareholders	-	-	-	-	183,498	-	-	183,498	183,498
Total comprehensive income									$197,585
Balance as of December 31, 2010	42,693,340	$12,050	$281,594	$(18,460)	$695,830	$(4,321)	$38,758	$1,005,451

Accumulated other comprehensive loss, net of taxes

	Year ended December 31,
	2010	2009	2008
Accumulated gains on derivative instruments	$9,911	$3,243	$14,624
Accumulated foreign currency translation differences	(1,564)	(4,555)	(5,922)
Accumulated unrealized losses on available for sale securities	(5,216)	(2,291)	(1,555)
Unrealized pension losses	(21,591)	(18,810)	(20,720)
Accumulated other comprehensive loss	$(18,460)	$(22,413)	$(13,573)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U. S. dollars (In thousands)

	Year ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$194,667	$228,513	$266,548
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	132,141	123,473	129,437
Write-off impairment	1,284	3,017	10,514
Acquired IPR&D	-	-	1,000
Other-than-temporary impairment of available for sale marketable securities	-	-	17,885
Stock based compensation	5,211	5,134	5,067
Amortization of Series A Notes discount and related issuance costs	6,703	-	-
Deferred income taxes and reserve, net	(28,162)	7,606	(8,488)
Gain on sale of property, plant and equipment	(1,426)	(723)	(1)
Gain on sale of investment	(19,151)	(2,734)	(100,031)
Equity in net earnings of affiliated companies and partnership, net of dividend received(*)	(8,418)	(1,824)	(1,866)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables, and prepaid expenses	(92,035)	(136,224)	(39,698)
Decrease (increase) in inventories, net	(49,724)	75,431	(169,482)
Increase in trade payables, other payables and accrued expenses	76,807	20,223	120,734
Severance, pension and termination indemnities, net	4,160	(16,773)	15,211
Decrease in advances received from customers	(36,396)	(95,397)	(37,402)
Net cash provided by operating activities	185,661	209,722	209,428

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(138,644)	(107,893)	(129,241)
Acquisitions of subsidiaries and business operations (Schedule A)	(229,556)	(48,234)	(20,637)
Investments in affiliated companies and other companies	(4,956)	(19,415)	(4,001)
Proceed from sale of property, plant and equipment	10,667	9,055	8,779
Proceed from sale of investments	27,941	33,026	50,254
Investment in long-term deposits	(14,484)	(24,004)	(19,166)
Proceeds from sale of long-term deposits	30,240	12,994	939
Investment in short-term deposits and available for sale securities	(112,846)	(152,457)	(62,518)
Proceeds from sale of short-term deposits and available for sale securities	176,051	99,625	3,884
Net cash used in investing activities	(255,587)	(197,303)	(171,707)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	3,590	9,871	188
Purchase of non-controlling interests	-	(110,250)	-
Repayment of long-term bank loans	(488,657)	(148,652)	(333,590)
Proceeds from long-term bank loans	387,692	256,354	183,211
Proceeds from issuance of Series A Notes, net	283,213	-	-
Series A Notes issuance costs	(2,164)	-	-
Dividends paid	(63,137)	(76,172)	(32,770)
Tax benefit in respect of options exercised	710	-	116
Change in short-term bank credit and loans, net	(40,972)	(7,531)	(13,008)
Net cash provided by (used in) financing activities	80,275	(76,380)	(195,853)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,350	(63,961)	(158,132)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	140,709	204,670	362,802
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$151,059	$140,709	$204,670

(*) Dividend received from affiliated companies and partnerships	$10,925	$17,468	$12,569

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
U. S. dollars (In thousands)

	Year ended December 31,
	2010	2009	2008
SUPPLEMENTAL CASH FLOW ACTIVITIES:
Cash paid during the year for:
Income taxes	$60,759	$47,946	$30,827
Interest	$13,524	$11,665	$21,356
SCHEDULE A:
Acquisitions of subsidiaries and business operations (*)
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital (deficit), net (excluding cash and cash equivalents)	$(57,937)	$(3,979)	$3,378
Property, plant and equipment	56,233	1,303	463
Other long-term assets	16,008	855	-
Goodwill and other intangible assets	261,910	51,427	13,886
Deferred income taxes	(15,515)	-	-
Long-term liabilities	(26,845)	(1,372)	(48)
Non controlling interest	(4,298)	-	-
Equity acquired in subsidiaries	-	-	2,958
	$229,556	$48,234	$20,637

(*)	See Notes 1(D), 1(E) and 1(F)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 1 -	GENERAL

A.
Elbit Systems Ltd. (“Elbit Systems”) is an Israeli corporation, 45.4% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq National Market in the United States (“Nasdaq”) and on the Tel Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the field of defense electronics, homeland security and commercial aviation. Elbit Systems’ principal wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Industries Elop Ltd. (“Elop”) and Elbit Systems Land and C4I – Tadiran Ltd. (“ESLC-T”). Elbit Systems also owns 70% of Elisra Electronic Systems Ltd. (“Elisra”). See Note 27.

B.
A majority of the Company’s revenues are derived from direct or indirect sales to governments or to governmental agencies. As a result, a substantial portion of the Company’s sales is subject to the special risks associated with sales to governments or to governmental agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities, changes in governmental registration, changes in governmental regulations and changes in governmental approvals regarding export licenses required for the Company’s products and for its suppliers. As for major customers, refer to Note 22(C).

C.
On June 9, 2010, the Company completed a public offering on the Tel-Aviv Stock Exchange of NIS 1.1 billion (approximately $283,000) Series A Notes (the "Series A Notes"). The Series A Notes were offered and sold in 2010 pursuant to a shelf prospectus that the Company filed in May 2010 with the Israeli Securities Authority and the Tel-Aviv Stock Exchange. The shelf prospectus allows the Company to offer and sell debt in Israel, from time to time, subject to a supplemental shelf offering report describing the terms of the securities offered and the specific details of the offering. The Series A Notes were not and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act. See Note 16.

D.	During 2010, the Company completed the following acquisitions and investments:

(1)
On May 11, 2010, the Company's subsidiary, Elbit Security Systems Ltd. ("Elsec"), completed the acquisition of the balance of shares (81%) in Azimuth Technologies Ltd. ("Azimuth"), an Israeli based company, pursuant to the merger agreement signed by Azimuth and Elsec in January 2010. In November 2008, the Company purchased 19% of Azimuth shares. The aggregate purchase price for the 81% balance of Azimuth's shares was approximately $50,000, comprised of $41,500 in cash, and the remeasurement of its previously held 19% equity interest in Azimuth at its acquisition date fair value, using the quoted share price of Azimuth on Tel-Aviv Stock Exchange, to $8,500, and recognized gain of approximately $4,756 of acquisition related in the amount of $1,600, net, included in "Other income, net" as part of operating results. Azimuth and its wholly-owned subsidiary, Instro Precision Ltd., a U.K. based company, specialize in the development of military systems that provide for improved target acquisition, fire coordination, navigation and orientation. The acquisition was accounted for using the purchase method as a business combination achieved in stages. The results of Azimuth were consolidated in the Company's financial statements commencing the date of acquisition. Revenues and earnings from the acquisition date through December 31, 2010, were immaterial to the consolidated results of the Company.

  ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except per share data)

Note 1 -	GENERAL (Cont.)

(2)
On October 14, 2010, the Company's subsidiaries Kinetics Ltd. ("Kinetics") and Elsec completed the acquisition of all the shares of Soltam Systems Ltd. ("Soltam"), Saymar Ltd. ("Saymar"), Sabiex SA ("Sabiex") and ITL Optronics Ltd. ("ITL"), that were held by Mikal Ltd. ("Mikal") and its subsidiaries. The Company's subsidiaries above mentioned completed the acquisition of 100% interest in Soltam, Saymar and Sabiex, and a 87.85% interest in ITL for a total consideration of approximately $80,500, of which $10,200 are contingent consideration on the occurrence of future events. Simultaneously, with the completion of the acquisition, Kinetics sold its holding in Mikal (approximately 19%). See Note 6B(2).

On February 9, 2011, Elsec completed its cash tender offer for the balance of the ordinary shares of ITL, held by the public, in consideration of $5,900 (See Note 27(A)).

Based on the preliminary purchase price allocation ("PPA") performed by an independent advisors, the PPA was attributed to the fair value of assets and liabilities assumed as follows:

	Fair value	Expected useful lives
Working capital	$(75,571)
Long-term assets and investments	8,166
Property, plant and equipment	50,750
Long-term liabilities	(35,912)
Technology	17,300	10 years
IPR&D	8,900	10 years
Customer relationships and backlog	11,400	5-10 years
Trade name	3,100	8 years
Licenses	1,020	7 years
Non-competition	700	4 years
Non-controlling interest	(4,592)
Deferred taxes	(4,716)
Goodwill	100,572
	$80,572

(3)
On December 1, 2010, the Company completed the acquisition of Ares Aerospecial e Defensa S.A ("Ares") and Periscopio Equipmantos Optronicos S.A ("Periscopio") for a purchase price of approximately $38,000. Ares and Perscopio are involved in the area of defense electronic systems, located in Brazil. Revenues and earnings from the acquisition date through December 31, 2010, were immaterial to the consolidated results of the Company. The Company allocates the acquired assets and liabilities assumed based on a preliminary PPA Performed by an independent advisor.

(4)
On December 15, 2010, the Company's U.S. subsidiary ESA acquired all the shares of M7 Aerospace LP ("M7 Aerospace") for a purchase price of approximately $85,000. M7 Aerospace is an integrated service company, offering a full suite of aviation services in the areas of Aerostructures Manufacturing, Government Logistics Support Services, Maintenance, Repair and Overhaul, Engineering Services, Aircraft Parts and Support, Supply Chain Management and Purchasing.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except per share data)

Note 1 -	GENERAL (Cont.)

Based on the preliminary purchase price allocation ("PPA") performed by an independent advisor, the PPA was attributed to the fair value of assets and liabilities assumed as follows:

	Fair Value	Expected useful lives
Working capital	$30,959
Long-term assets and investments	17
Property, plant and equipment	2,654
Long-term liabilities	(1,925)
Technology	13,800	15 years
Customer relationships and backlog	7,100	5 years
Brand name	1,900	2 years
Goodwill	29,911
	$84,416

E.	During 2009, the Company completed the following acquisitions and investments:

(1)
On February 24, 2009, the Company's subsidiary ESLC-T acquired all of the shares of Shiron Satellite Communications (1996) Ltd. ("Shiron"), a private-owned Israeli company engaged in the broadband communication market, for a purchase price of approximately $16,000. The results of Shiron were consolidated in the Company's financial statements commencing the date of acquisition.

(2)
On April 7, 2009, Elbit Systems completed the purchase of the additional shares of its previously 51%-owned subsidiary Kinetics Ltd. ("Kinetics"). Elbit Systems purchased the remaining 49% of the shares from Kinetics' non-controlling shareholders for a maximum total consideration of $118,000, of which $110,250 was paid in cash upon closing, and the remaining balance was subject to Kinetics' 2009 financial results. Based on Kinetics 2009 actual results, the final purchase price was set as $110,250 and the additional amount will not be paid. As this was an equity transaction between the parent and Kinetics' non-controlling shareholders, the Company reduced its shareholders' equity for the excess costs over book value related to minority interest in Kinetics (which amounted to approximately $43,000), as required in accordance with ASC 810, "Consolidation".

(3)
On June 15, 2009, the Company signed an agreement with Mikal Ltd. ("Mikal") and its shareholders. The transaction provides for two stages. In the initial stage, the Company loaned to Mikal $18,000. On September 14, 2009, after receiving authorization from the Israeli Antitrust Authority, the loan was converted to ordinary shares. The Mikal group is engaged in the fields of artillery, armored fighting vehicles and optronics.See Note 1(D)(2).

(4)
On November 19, 2009, Elbit Systems completed the acquisition of the assets and business of BVR Systems (1998) Ltd. ("BVR") for a purchase price of approximately $35,000. BVR was engaged in the development and production of training, simulation and debriefing systems for air, sea and ground forces.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except per share data)

Note 1 -	GENERAL (Cont.)

F.
On December 22, 2008, the Company’s 41.3%-owned subsidiary (on a fully diluted basis), MediGuide Inc. (“Mediguide”), signed a definitive agreement with St. Jude Medical to sell to St. Jude Medical all of the outstanding shares of MediGuide for $283,000 in cash and the assumption of net liabilities totaling approximately $17,000. Under the transaction, St. Jude Medical paid $138,000 of the purchase price in December 2008 and $110,000 in November 2009, with the balance due in a payment of up to $35,000 in April 2010.

As a result of the above, the Company included in its 2008 results a gain, before income taxes, of $100,031. The gain was included in "Other Income, net".  In 2009, the Company recorded an additional gain of $1,105 resulting from the second payment deduction of the expected transaction expenses. In 2010, upon the payment of the Company's share in the contingent proceeds in March 2010, the Company recorded a gain before income taxes of approximately $12,800. The gain from the sale included in other income, net (See Note 25).

Proceeds received by the Company amounted to $50,254, $50,878 and $12,800 in 2008, 2009 and 2010, respectively.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES

  The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

A.
USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of intangible assets, sales and return accruals, legal contingencies, tax assets and tax liabilities, stock-based compensation costs, retirement and post-retirement benefits (including the actuarial assumptions), financial instruments with no observable market quotes, as well as in estimates used in applying the revenue recognition policy. Actual results may differ from estimated results.

B.	ADOPTION OF NEW ACCOUNTING POLICIES

(1)
In July 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses", which is intended to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financial receivables.  ASU 2010-20 is effective for the Company from January 1, 2010.  As the ASU specifically excludes short-term trade accounts receivable, the adoption of the standard did not have a significant impact on the Company’s consolidated financial statements.

(2)
Effective January 1, 2010, the Company adopte the new guidance contained in ASC 810 for the consolidation of variable interest entities. This new guidance replaces the prior quantitative approach for identifying which enterprise should consolidate a variable interest entity, which was based on which enterprise was exposed to a majority of the risks and rewards, with a qualitative approach, based on which enterprise has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. Determination about whether an enterprise should consolidate a variable interest entity is required to be evaluated continuously as changes to existing relationships or future transactions. The adoption of this standard did not have a material impact on our financial position or results of operations.

C.
FUNCTIONAL CURRENCY

The Company’s revenues are generated mainly in U.S. dollars. In addition, most of the Company’s costs are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Transactions and balances of the Company and certain subsidiaries, which are denominated in other currencies, have been remeasured into U.S. dollars in accordance with principles set forth in ASC 830, “Foreign Currency Matters”. All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income as financial expenses or income, as appropriate.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.
FUNCTIONAL CURRENCY (Cont.)

For those foreign subsidiaries and investees whose functional currency has been determined to be other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates, and statement of income items are translated at average exchange rates prevailing during the year.  Resulting translation differences are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

D.
PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Elbit Systems and its wholly and majority-owned subsidiaries.

Intercompany transactions and balances, including profit from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

On January 1, 2009, the Company adopted an amendment to ASC 810, “Consolidation”, according to which a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent’s ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses. The amendment clarifies that losses of partially owned consolidated subsidiaries shall continue to be allocated to the non-controlling interests even when their investment was already reduced to zero.

The amendment applies prospectively, except for the presentation and disclosure requirements, which are applied retrospectively to all periods presented. As a result, upon adoption, the Company retroactively reclassified the “Minority Interests” balance previously included in a mezzanine section of the consolidated balance sheet to be presented in a new caption in total shareholders’ equity, “Non-controlling Interest”. The adoption also impacted certain captions previously used on the consolidated statement of income, largely identifying net income including the portion attributable to non-controlling interest and net income attributable to Elbit Systems Ltd.’s shareholders. This amendment required the Company to classify non-controlling interest as part of the consolidated net income ($62,372 for the year ended December 31, 2008).

The net income amounts the Company has previously reported are now presented as "Net income attributable to Elbit Systems Ltd. shareholders", and, as required, earnings per share continue to reflect amounts attributable only to Elbit Systems Ltd. shareholders. Similarly, in the statements of changes in shareholders’ equity, the Company distinguished between equity amounts attributable to Elbit Systems Ltd. shareholders and amounts attributable to the non-controlling interest. Additional disclosures required by this amendment are also included in Note 21, shareholders' equity.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.
BUSINESS COMBINATIONS

Effective January 1, 2009, the Company adopted the amended ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

ASC 805 is applied prospectively for all business combinations occurring after January 1, 2009, except for changes in valuation allowance related to deferred tax assets and changes in acquired income tax position originating from business combinations that occurred prior to the effective date of this ASC, which are recognized in earnings following the adoption date.

F.	CASH AND CASH EQUIVALENTS Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, when purchased.

G.
SHORT-TERM BANK DEPOSITS

Short-term bank deposits are deposits with original maturities of more than three months but less than one year. The short–term bank deposits are presented at their cost, which approximates fair value.

H.
AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The Company accounts for all its investments in debt securities and for investments in marketable equity securities of entities in which it does not have significant influence, in accordance with ASC 320, "Investments - Debt and Equity Securities". The Company classifies all debt securities and marketable equity securities as “available-for-sale”. All of the Company’s investments in available-for-sale securities are reported at fair value. Unrealized gains and losses are comprised of the difference between fair value and the cost of such securities and are recognized, net of tax, as accumulated other comprehensive income (“OCI”)  in shareholders’ equity.

Prior to 2009, declines in fair value of available-for-sale debt and equity securities that were considered other-than-temporary, based on criteria described in SAB 59, "Accounting for Non-current Marketing Equitable Securities", were charged to earnings.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.
AVAILABLE-FOR-SALE MARKETABLE SECURITIES (Cont.)

In 2009, the Company adopted a new guidance that changed the impairment and presentation model for its available-for-sale debt securities. Under the amended impairment model, an other-than-temporary impairment (“OTTI”) loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it will still need to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income.

Upon the adoption of the above mentioned new guidance, the Company reclassified a non-credit related amount of $7,086, net of tax of $1,772, for OTTI losses recognized in earning prior to January 1, 2009, as a cumulative effect adjustment that increased retained earnings and decreased OCI at January 1, 2009. As of December 31, 2010, the Company evaluated debt securities classified as available for sale for OTTI and the existence of credit losses. The cumulative amounts related to the Company’s credit loss portion of the OTTI losses on debt securities held as of December 31, 2010, that the Company does not intend to sell and it is not more likely than not that the Company will be required to sell the security prior to recovery of the amortized cost basis is $19,883.

I.
INVENTORIES

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence for which recoverability is not probable.

Cost is determined as follows:

•	Raw materials using the average or FIFO cost method.
•	Work in progress:
•
Costs incurred on long-term contracts in progress include direct labor, material, subcontractors, other direct costs and an allocation of overheads, which represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (refer to Note 2(W)).

•
Labor overhead is generally included on a basis of updated hourly rates and is allocated to each project according to the amount of hours expended. Material overhead is generally allocated to each project based on the value of direct material that is charged to the project.

Advances from customers are allocated to the applicable contract inventories and are deducted from the inventory balance. Advances in excess of related inventories are classified as liabilities.

Pre-contract costs are generally expenses, but can deferred and included in inventory, only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific anticipated contract is probable according to the guidelines of ASC 605-35.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.
INVESTMENT IN AFFILIATED COMPANIES, A PARTNERSHIP AND OTHER COMPANIES

Investments in affiliated companies and a partnership that are not controlled but over which the Company can exercise significant influence (generally, entities in which the Company holds approximately between 20% and 50% of the voting rights of the investee) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Company, are eliminated. The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and the Company has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

Investments in preferred shares, which are not in substance common stock, are recorded on a cost basis according to ASC 323-10-15-13, “Investments-Equity Method and Joint Ventures-In-substance Common Stock” and ASC 323-10-40-1, "Investment-Equity Method and Joint Ventures-Investee Capital Transactions."

A change in the Company’s proportionate share of an investee's equity, resulting from issuance of common or in-substance common shares by the investee to third parties, is recorded as a gain or loss in the consolidated income statements in accordance with ASC 323-10-40-1, "Investment-Equity Method and Joint Ventures-Investee Capital Transactions."

Investments in non-marketable equity securities of entities in which the Company does not have control or the ability to exercise significant influence over their operation and financial policies, are recorded at cost (generally when the Company holds less than 20% of the voting rights).

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates indicators for other-than-temporary declines and evaluates financial information (e.g. budgets, business plans, financial statements, etc.). During 2009, an impairment loss of $665 related to the investment in Chip PC was recognized (see Note 6(B)(5)). During 2008, an impairment loss of $10,514 related to the investment in Sandel Avionics Inc. was recognized (See Note 6(C)(2)).

K.
VARIABLE INTEREST ENTITIES

ASC 810-10, "Consolidation" provides a framework for identifying Variable Interest Entities (“VIEs”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

The Company’s assessment of whether an entity is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions. Those include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimates of whether a group entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.
VARIABLE INTEREST ENTITIES (Cont.)

UAV Tactical Systems Ltd. (“U-TacS”), in the U.K. is considered to be a variable interest entity. As Elbit Systems is the primary beneficiary and has both the power to direct its activities and absorb the majority of its loss or right to majority of its earnings based upon holding the majority voting rights in U-TacS (51%), U-TacS is consolidated in the Company’s financial statements.

In November 2010, the Company, through its wholly-owned subsidiary, Kinetics Ltd. ("Kinetics"), signed an agreement to invest in Pearls of Wisdom Advanced Technologies Ltd., ("Pearls of Wisdom"), an amount of up to $18,000. The investment will be performed in several stages over several years and the Company's holdings in Pearls of Wisdom will increase gradually. The Company's initial ownership percentage is less than 50%.

Pearls of Wisdom is considered to be a variable interest entity. The Company has determined that it is not the primary beneficiary as it lacks the powers to direct the activities of Pearls of Wisdom that most significantly impact the entity's economic performance.

L.	LONG-TERM RECEIVABLES

Long-term trade and other receivables, with long-term payment terms, which are considered collectible, are recorded at their estimated present values (determined based on the market interest rates at the date of initial recognition).

M.	LONG-TERM BANK DEPOSITS

Long-term bank deposits are deposits with maturities of more than one year. These deposits are presented at cost and earn interest at market rates. Accumulated interest to be received over the next year is recorded as a current asset. The deposits and accumulated interest approximate fair value.

N.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Company’s own use, cost includes materials, labor and overhead (including interest costs, when applicable) but not in excess of the fair value of the equipment.

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings and leasehold improvements (*)	2-33
Instruments, machinery and equipment	3-33
Office furniture and other	6-33
Motor vehicles	12-33	(Mainly 15%)

  (*)  Prepayments for operating lease and leasehold improvements are amortized generally over the term of the lease or the useful life of the assets, whichever is shorter.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.
INVESTMENT GRANTS

As a governmental incentive for industrial companies in Israel, the “Investment Center”, which is a branch of the Israel Ministry of Industry and Trade, permits industrial companies to submit a request to qualify as an “Approved Enterprise”. An Approved Enterprise is entitled to certain benefits in respect of capital investments. The benefits may be in the form of reduced tax rates and of capital grants received as a percentage of the investments of the Approved Enterprise.  The amount of a capital grant is determined as a percentage of the Approved Enterprise investment in property, plant and equipment. These capital grants are non-royalty bearing and are not conditioned on the results of operations. As the capital grants are a direct participation in the cost of the acquisition of property, plant and equipment, they are offset against the cost of property, plant and equipment.

P.
OTHER INTANGIBLE ASSETS

Other identifiable intangible assets mainly consist of purchased technology, customer relations and trademarks. These intangible assets are stated at cost net of accumulated amortization and impairments, and are amortized over their useful life using the straight-line method, or the accelerated method, which ever better reflects the applicable expected utilization pattern.

Q.
IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets and finite-lived intangible assets are reviewed for impairment in accordance with ASC 360-10-35 “Property, Plant and Equipment – Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets (or assets group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For each of the three years in the period ended December 31, 2010, no material impairment has been identified.

As required by ASC 820, "Fair Value Measurements", the Company applies assumptions that marketplace participants would consider in determining the fair value of long lived assets (or assets groups).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.
GOODWILL IMPAIRMENT

Goodwill is subject to an annual impairment test at the reporting unit level (or more frequently if impairment indicators arise).

The Company identified several reporting units based on the guidance of ASC 350, “Intangibles – Goodwill and Other”.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2010, no material impairment losses have been identified.

As required by ASC 820, "Fair Value Measurements", the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

S.
SEVERANCE PAY

Elbit Systems' and its Israeli subsidiaries' obligations for severance pay are calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date and are presented on an undiscounted basis (the “Shut Down Method”). Employees are entitled to one month's salary for each year of employment or a portion thereof. The obligation is provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset on the Company's balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or losses) accumulated to balance sheet date.

Elbit Systems and its Israeli subsidiaries have entered into an agreement with some of its employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance to the said Section 14, mandating that upon termination of such employees' employment, all the amounts accrued in their insurance policies shall be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

Severance pay expenses for the years ended December 31, 2010, 2009 and 2008 amounted to approximately $50,228, $42,999 and $51,567, respectively.

T.
PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company accounts for its obligations for pension, and other postretirement benefits, in accordance with ASC 715, “Compensation – Retirement Benefits” (See Note 17).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.
REVENUE RECOGNITION

The Company generates revenues principally from long-term contracts involving the design, development, manufacture and integration of defense systems and products. In addition, to a minor extent, the Company provides support and services for such systems and products.

Revenues from long-term contracts are recognized primarily using ASC 605-35, “Construction-Type and Production-Type Contracts”, according to which revenues are recognized on the percentage-of-completion basis.

Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues using the percentage of completion basis. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In certain circumstances, when measuring progress toward completion, the Company considers other factors, such as achievement of performance milestones.

Sales and anticipated profit under long-term fixed-price contracts which provide for a substantial level of production effort are recorded on a percentage-of-completion basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues. In certain circumstances, which involve long-term fixed-price production type contracts for non-homogenous units or small quantities of units, or when the achievement of performance milestones provides a more reliable and objective measure of the extent of progress toward completion, revenue is recognized based on the achievement of performance milestones.

Sales and anticipated profit under long-term fixed-price contracts that involve both development and production efforts are recorded using the cost-to-cost method and units-of-delivery method as applicable to each phase of the contract, as the basis to measure progress toward completion. In addition, when measuring progress toward completion under the development portion of the contract, in certain circumstances, the Company considers other factors, such as achievement of performance milestones.

The percentage-of-completion method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to differences between actual performance and original estimated forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Anticipated losses on contracts are charged to earnings when determined to be probable.

Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates and are recorded when they are probable and there is sufficient information to assess anticipated contract performance.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.
REVENUE RECOGNITION (Cont.)

The Company believes that the use of the percentage-of-completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, revenue is recognized when the Company expects to perform its contractual obligations, and its customers are expected to satisfy their obligations under the contract.

Management reviews periodically the estimates of progress towards completion and project costs. These estimates are determined based on engineering estimates and past experience, by personnel having the appropriate authority and expertise to make reasonable estimates of the related costs. Such engineering estimates are reviewed periodically for each specific contract by professional personnel from various disciplines within the organization. These estimates take into consideration the probability of achievement of certain milestones, as well as other factors that might impact the contract’s completion and project cost.

A number of internal and external factors affect our cost estimates, including labor rates, estimated future prices of material, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes.  If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in the Company’s consolidated financial statements.

In certain circumstances, sales under short-term fixed-price production type contracts or sale of products are accounted for in accordance with SAB No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), and recognized when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

In cases where the contract involves the delivery of products and performance of services, or other obligations (See Note 20(B)), the Company follows the guidelines specified in ASC 605-25, “Multiple-Element Arrangements”, in order to allocate the contract consideration between the identified different elements.

Service revenues include contracts primarily for the provision of supplies or services other than associated with design, development or production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Service contracts primarily include operation and maintenance contracts, outsourcing-type arrangements, return and repair contracts, training, installation services, etc. Revenue from services were less than 10% of consolidated revenues in each of the fiscal years 2008, 2009 and 2010.

As for research and development costs accounted for as contract costs refer to Note 2(W).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.
WARRANTY

The Company estimates the costs that may be incurred under its basic warranty. Such costs are: (1) estimated as part of the total contract’s cost or (2) recorded as a liability at the time revenue for delivered products is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Company does business. Factors that affect the Company’s warranty cost include the number of delivered products, engineering estimates and anticipated rates of warranty claims. The Company periodically assesses the adequacy of its recorded warranty cost and adjusts the amount as necessary. Specific warranty reserves are recorded in the period defects or potential products failures are identified and recorded based on estimates made by management. The estimates are evaluated on a periodic basis.

Changes in the Company’s provision for warranty, which is included in other payables and accrued expenses in the Balance Sheet, are as follows:

	2010	2009
Balance, at January 1	$126,783	$92,301
Warranties issued during the year	69,213	65,493
Warranties related to acquisitions	19,015	-
Reduction due to warranties forfeited or paid during the year	(50,233)	(31,011)
Balance, at December 31	$164,778	$126,783

W.
RESEARCH AND DEVELOPMENT COSTS

Research and development costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred unless the costs are related to certain contractual arrangements which are recorded as part of cost of sales, over the period that revenue is recognized, consistent with the Company’s revenue recognition accounting policy. The Company does not have significant stand-alone research and development arrangements performed for others.

The Company has certain research and development contractual arrangements that meet the requirements for best efforts research and development accounting. Accordingly, the amounts funded by the customer are recognized as an offset to its research and development expenses rather than as contract revenues.

Elbit Systems and certain Israeli subsidiaries receive grants (mainly royalty-bearing) from the Israeli Chief Scientist’s Office ("OCS") and from other sources for the purpose of partially funding approved research and development projects. The grants are not to be repaid, but instead Elbit Systems and certain Israeli subsidiaries are obliged to pay royalties as a percentage of future sales if and when sales from the funded projects are generated. These grants are recognized as a deduction from research and development costs at the time the applicable entity is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of cost of revenues. For more information regarding OCS royalties’ commitment, please see Note 20(A).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.
INCOME TAXES

The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes". This guidance prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized. As part of the determination of its tax liability, management exercises considerable judgment in evaluating tax positions taken by the Company in determining the income tax provision and establishes reserves for tax contingencies.

The Company records interest and penalties related to its unrecognized tax benefit or exposures in the financial statements as income tax expense.

Y.
CONCENTRATION OF CREDIT RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term deposits, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents and short and long-term deposits are invested with major banks mainly in Israel and the United States. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments have a high credit rating.

The Company’s trade receivables are derived primarily from sales to large and stable customers and governments located mainly in Israel, the United States and Europe. The Company performs ongoing credit evaluations of its customers and has not experienced in recent years any unexpected material losses. An allowance for doubtful accounts is recognized with respect to those amounts that the Company has determined to be doubtful of collection.

The Company entered into foreign exchange forward contracts, cross currency interest rate swaps and option strategies (together “derivative instruments”) intended to protect against the increase in value of forecasted non-dollar currency cash flows and interest as applicable. These derivative instruments are designed to effectively hedge the Company’s non-dollar currency and interest rates exposures (See Note 2(Z)).

Z.
DERIVATIVE FINANCIAL INSTRUMENTS

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging”, which requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative will be recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings in "Financial income (expenses), net", in each reporting period (See Note 24).

As part of its hedging strategy, the Company enters into forward exchange contracts in order to protect the Company from the risk that the eventual dollar cash flows from the sale and buy of products to international customers will be adversely affected by changes in exchange rates.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.
DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

The Company also enters into forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. Such forward contracts on payroll expenses that were entered into in 2010 are designated as cash flow hedges. For such contracts entered into prior to 2010, the Company elected not to follow the designation and documentation processes required to qualify for the hedge accounting method, and any gain or loss derived from such instruments is recognized immediately as "Financial income (expenses), net."

In connection with the issuance of the NIS 1.1 billion Series A Notes at the Tel Aviv stock exchange in 2010 (See Note 16), the Company entered into a ten-year cross-currency interest rate swap transaction with a notional principal of NIS 1.1 billion to effectively hedge the effect of interest and exchange rate difference from NIS Series A Notes. The cross currency interest rate swap effectively converts the fixed interest rate of the debt to a floating interest rate. The terms of the swap agreement substantially match the terms of the debt. Under the terms of the swap agreement, the Company will receive interest payments semi-annually in NIS at an annual rate of 4.84% percent on the notional principal and will pay interest semi-annually in USD at an annual weighted rate of 1.65% over the six-month LIBOR on the notional principal. The swap agreements are designated as a fair value hedge.  The gains and losses related to changes in the fair value of the interest rate swaps are included in interest expense and substantially offset changes in the fair value of the hedged portion of the underlying hedged Series A notes.

AA.
STOCK-BASED COMPENSATION

The Company accounts for share-based arrangements under ASC 718, “Compensation – Stock Compensation”, which requires all share-based payments, including grants of employee stock options, to be recognized in the income statement based on their fair values.

The fair value of employee stock options is estimated at the grant date using a lattice-based option valuation model with the following weighted average assumptions:

	2010	2009	2008
Divided yield	2.20%	2.31%	1.84%
Expected volatility	31.92%	39.37%	33.72%
Risk-free interest rate	1.56%	2.43%	2.79%
Expected life	4 years	4 years	4 years
Forfeiture rate	0.56%	0.56%	0.56%
Suboptimal factor	1.75	1.75	1.75

Because lattice-based option valuation models incorporate ranges of assumptions for inputs, the average of those ranges are disclosed. Expected volatilities are based on implied volatilities from traded options on Elbit Systems’ stock, historical volatility of the stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The average of the range, given above, results from certain groups of employees exhibiting different behavior. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option. The dividend yield assumption is based on historical dividends.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AB.
FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of long-term loans is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

As of December 31, 2010, the fair value of the Series A Notes based on quoted market price of the Tel-Aviv Stock Exchange at approximately $309,600.

The Company accounts for certain assets and liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures”. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 - Includes other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data; and

Level 3 - Unobservable inputs which are supported by little or no market activity.

The cross-currency interest rate swaps are valued under an income approach using industry-standard models that consider various assumptions, including time value, volatility factors, current market and contractual prices for the underlying, and counterparty non-performance risk. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instruments, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

The Company measures its marketable equity securities, debt securities and foreign currency derivative instruments at fair value. Marketable equity securities and government debt securities are classified within Level 1. The Company’s investments in Auction Rate Securities (“ARS”) and Collateralized Debt Obligations (“CDOs”) are classified within Level 3 because they are valued using valuation techniques with significant unobservable inputs. The Company’s foreign currency derivative instruments are classified within Level 2 when the valuation inputs are based on quoted prices and market observable data of similar instruments and in Level 3 when valuation inputs are based on significant unobservable data.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AB.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.) Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2010 using
Description of	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Debt securities:
Government bonds	$824	$-	$-
ARS and CDOs	-	-	7,179
Foreign currency option contracts	-	19,100	-
Cross currency interest rate swap	-	24,388	-
Liabilities
Foreign currency derivative contracts	-	(8,218)	(51)
Total	$824	$(35,270)	$7,128

For ARS and CDO debt securities, their fair value was determined using an independent third party valuator. The fair value was based on a trinomial discount model employing assumptions that market participants would use in their estimates of fair value. The assumptions included among others, the following: the underlying structure of the security, the financial standing of the issuer, stated maturities, estimates of the probability of the issue being called at par prior to final maturity, estimates of the probability of defaults and recoveries, auctions failure and successful auction or repurchase at par for each period, expected changes in interest rates paid on the securities, interest rates paid on similar instruments, and an estimated illiquidity discount due to extended redemption periods. Finally, the present value of the future principal and interest payments was discounted at rates considered to reflect current market conditions for each security.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AC.
BASIC AND DILUTED NET EARNINGS PER SHARE

Basic earnings per share are computed based on the weighted average number of outstanding ordinary shares during each year. Diluted earnings per share are computed based on the weighted average number of outstanding ordinary shares during each year, plus dilutive potential ordinary shares considered outstanding during the year. Outstanding stock options are excluded from the calculation of the diluted earnings per ordinary share when their effect is anti-dilutive.

The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was 2,674, 6,397 and 90,509 for the years 2010, 2009 and 2008, respectively.

AD.
IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In October 2009, the FASB issued an update to ASC 605-25, "Revenue Recognition – Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

(i)	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and how the consideration should be allocated;
(ii)
Require an entity to allocate revenue in an arrangement using estimated selling prices (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”);

(iii)	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and
(iv)	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The Company will adopt the provisions prospectively to new or materially modified arrangements beginning January 1, 2011. The Company is currently evaluating the impact on its consolidated results of operations and financial condition. The Company estimates that the adoption of the ASC 605-25 update will not have a material effect on its results.

AE.	RECLASSIFICATIONS Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 3 -	TRADE AND UNBILLED RECEIVABLES, NET

	December 31,
	2010	2009
Receivables (*)	$519,250	$529,614
Unbilled receivables	194,329	130,795
Less – allowance for doubtful accounts	(11,215)	(7,885)
	$702,364	$652,524

(*)Includes affiliated companies	$19,308	$18,207

Unbilled receivables on long-term contracts principally represent sales recorded under the percentage-of-completion method of accounting, when sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of the contract as of the balance sheet date. Accounts receivable related to claims are items that the Company believes are earned, but are subject to uncertainty concerning determination of their ultimate realization. Such amounts were not material as of the balance sheet date. Accounts receivables and unbilled receivables, other than those detailed under Note 7, are expected to be billed and collected during 2011.

As for long-term trade receivables – see Note 7.

Note 4 -          OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2010	2009
Deferred income taxes, net	$29,263	$25,030
Prepaid expenses	36,564	36,054
Government institutions	40,154	21,018
Derivative instruments	28,571	18,219
Held for sale investment (*)	14,727	-
Others	16,845	15,535
	$166,124	$115,856

(*) Fraser Volpe Inc. ("FV") is a U.S. company held by ITL. ITL is in a process of selling its holding in FV.

Note 5 -          INVENTORIES, NET OF CUSTOMER ADVANCES

	December 31,
	2010	2009
Cost incurred on long-term contracts in progress	$763,791	$718,134
Raw materials	82,236	61,175
Advances to suppliers and subcontractors	50,839	36,638
	896,866	815,947
Less -
Cost incurred on contracts in progress deducted from customer advances	55,957	71,740
Advances received from customers (*)	101,231	113,511
Provision for losses on long-term contracts	74,408	60,848
	$665,270	$569,848

(*) The Company has transferred legal title of inventories to certain customers as collateral for advances received. Advances are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in customer advances (See Note 14).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

A.	Investments in affiliated companies:

	December 31,
	2010	2009
Companies accounted for under the equity method	$84,371	$85,014
Companies accounted for on a cost basis	3,745	3,745
	$88,116	$88,759

B.	Investments in companies accounted for under the equity method:

	December 31,
	2010	2009
SCD (1)	$58,815	$48,169
Mikal (2)	-	17,274
VSI (3)	4,181	4,826
Opgal (4)	13,000	9,809
Others	8,375	4,936
	$84,371	$85,014

(1)
Semi Conductor Devices (“SCD”) is an Israeli partnership, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(2)
Mikal is an Israeli company. During 2009 approximately 19% of its shares were acquired by the Company's subsidiary Kinetics, for approximately $18,000. The Company had significant influence in Mikal due to its representation on the Board of Directors and, as such, the investment was recorded according to the equity method of accounting. During October 2010, Kinetics sold its holdings in Mikal, as part of the consideration in the purchase of Mikal's holdings in Soltam, Saymar and ITL (See Note 1D(2)).

(3)
Vision Systems International LLC (“VSI”) based in San Jose, is a California limited liability company that is held 50% by ESA and 50% by a subsidiary of Rockwell Collins Inc. VSI operates in the area of helmet mounted display systems for fixed-wing military aircraft. VSI is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(4)
Opgal Optronics Industries Ltd. (“Opgal”) is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company’s financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (Cont.)

B.	Investments in companies accounted for under the equity method (Cont.)

(5)
Chip PC Ltd. (“Chip PC”) is an Israeli company, of which approximately 19% (16.3% on a fully diluted basis) is held by the Company. Chip PC develops and manufactures “Post PC” solutions, focused on enabling server-based-computing technologies to replace traditional PCs and deploy and control large numbers of workstations. In July 2007, Chip PC completed an initial public offering (“IPO”) on the Tel Aviv Stock Exchange (“TASE”). Following the offer, Chip PC became a publicly-traded company registered in Israel. The Company has significant influence in Chip PC due to its representatives on the Board of Directors and as such the investment is recorded according to the equity method of accounting. As of December 31, 2008, the Company identified impairment indicators in Chip PC and wrote-down the investment in Chip PC to its fair market value of $665, recognizing an impairment loss of approximately $800, included in equity in net earnings of affiliated companies. During 2009, the Company wrote-off the balance of its investment in Chip PC.

(6)	Equity in net earnings of affiliated companies is as follows:

	Year ended December 31,
	2010	2009	2008
SCD	$11,470	$12,603	$8,682
VSI	6,265	4,942	4,338
Others	1,608	1,747	1,415
	$19,343	$19,292	$14,435

(7)	The summarized aggregate financial information of companies accounted for under the equity method is as follows: Balance Sheet Information:

	December 31,
	2010	2009
Current assets	$278,141	$193,787
Non-current assets	69,507	46,696
Total assets	$347,648	$240,483

Current liabilities	$186,555	$109,069
Non-current liabilities	34,688	32,976
Shareholders’ equity	126,405	98,438
	$347,648	$240,483

Income Statement Information:

	Year ended December 31,
	2010	2009	2008
Revenues	$476,286	$361,283	$326,702
Gross profit	$137,228	$110,699	$98,291
Net income	$36,728	$31,489	$32,914

(8)	See Note 20(E) for guarantees.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (Cont.)

C.	Investments in companies accounted for on a cost basis

	December 31,
	2010	2009
ISI (1)	$1,830	$1,830
Sandel (2)	1,900	1,900
Others	15	15
	$3,745	$3,745

(1)
ImageSat International N.V. (“ISI”), held 14% (10% on a fully diluted basis) by the Company, is engaged in the operation of satellite photography formations and commercial delivery of satellite photography for civilian purposes. See also Note 20(C)(2).

(2)
Sandel Avionics, Inc. (“Sandel”) based in Vista, California, produces specialized integrated display systems and other products for the commercial aviation market. In 2006, ESA’s subsidiary Kollsman, Inc. (“Kollsman”) acquired Preferred B Shares of Sandel, which constitute a 20% interest in Sandel on a fully diluted and as converted basis. The investment in Sandel is accounted on a cost basis in accordance with ASC 323-10. During the fourth quarter of 2008, the fair value of Sandel decreased as a result of a decrease in Sandel’s backlog and estimated future cash flows. During 2008, based on a valuation prepared by an independent appraiser, the Company recognized an other-than-temporary impairment loss of approximately $10,514 pre-tax of its investment in Sandel, which was classified in "Other income, net" in the Consolidated Statement of Income. On March 2011, the investment in Sandel was realized for consideration to $3,000.

Note 7 -          LONG-TERM TRADE AND UNBILLED RECEIVABLES

	December 31,
	2010	2009
Receivables	$16,211	$2,269
Unbilled receivables	74,132	14,680
	$90,343	$16,949

Note 8 -           LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2010	2009
Restricted deposits with banks (1)	$25,032	$23,065
Hedging receivables related to Series A Notes (See Note 16)	10,907	-
Deposit with banks and other long-term receivables (2)	8,462	8,165
	$44,401	$31,230

(1)	Restricted deposits in respect of an issued bank guarantee.
(2)	Includes long-term balances of non-qualified deferred compensation plan structured under Section 409A in the amount of $5,604 and $4,841 as of December 31, 2010 and 2009, respectively (See Note 17).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 9 -          AVAILABLE-FOR-SALE AND TRADING MARKETABLE SECURITIES

	December 31,
	2010			2009
	Amortized cost	Gross unrealized gains (losses), net	Estimated fair market value	Amortized cost	Gross unrealized gains (losses), net	Estimated fair market value
Government bonds	$572	$252	$824	$22,778	$399	$23,639
Marketable equity securities	-	-	-	3,427	2,069	5,496
ARS and CDOs (*)	11,792	(4,613)	7,179	11,792	(4,413)	7,445
	$12,364	$(4,361)	$8,003	$37,997	$(1,945)	$36,580

As of December 31, 2010 and 2009, short-term available for sale and trading securities include $824 and $739 of government bonds accounted for as trading securities.

Aggregate contractual maturities of available-for-sale debt securities for years subsequent to December 31, 2010 are:

	Amortized cost	Estimated fair market value
Due within one year	$572	$824
Due after one year	11,792	7,179
	$12,364	$8,003

(*)
ARS and CDOs held as a result of the acquisition of Tadiran during 2007 are private placement securities with long-term contractual maturities. The Company's investments in ARS represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. ARS’ interest rates are reset through a “dutch” auction each month. The monthly auctions historically have provided a liquid market for these securities. CDOs are collateralized debt obligations formed for the purpose of the proceeds in a portfolio of asset-backed securities and related synthetic securities. Some of the underlying collateral for the ARS and CDOs held by the Company consists of sub-prime mortgages.

With the liquidity issues experienced in global credit and capital markets, the ARS have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders. In addition, no payment on any class of the Company’s holdings in CDOs is made until all accrued and unpaid interest of each class that has seniority and that remain outstanding had been paid in full.

In 2010, while the Company continues to earn interest on the ARS at the contractual rates, their estimated market value no longer approximates par value. In addition, some of the Company’s CDOs currently have no or only limited market. As there was insufficient observable market information available to determine the fair value of most of the ARS and CDOs, their fair value was determined using an independent third party valuator (See note 2(AB)).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 10 -	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2010	2009
Cost (1):
Land, buildings and leasehold improvements (2)	$349,696	$260,991
Instruments, machinery and equipment (3)	587,679	529,163
Office furniture and other	72,613	60,541
Motor vehicles	102,841	90,526
	1,112,829	941,221
Accumulated depreciation	(608,978)	(536,546)
Depreciated cost	$503,851	$404,675

Depreciation expenses for the years ended December 31, 2010, 2009 and 2008 amounted to $84,412, $82,497 and $79,779, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $29,084 and $26,093 as of December 31, 2010 and 2009, respectively.

(2)	Set forth below is additional information regarding the real estate owned or leased by the Company (in square feet):

	Israel (a)	U.S. (b)	Other Countries (c)
Owned	2,215,000	713,000	1,063,000
Leased	2,038,000	611,000	300,000

(a)
Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and a landing strip in various locations in Israel used by Elbit Systems' Israeli subsidiaries.

(b)
Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America in Texas, New Hampshire, Florida, Alabama, Virginia, Georgia and Kansas.

(c)	Includes offices, design and engineering facilities and manufacturing facilities, mainly in the U.K., Romania, Belgium, Germany, Brazil and South Korea.

(3)	Includes equipment produced by the Company for its own use in the aggregate amount of $167,248 and $169,270 as of December 31, 2010 and 2009, respectively.

As for pledges of assets – see Note 20(I).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 11 -        GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Composition:

	Weighted average
	useful lives	December 31,
Identifiable Intangible Assets		2010	2009
Original cost:
Technology (1)	12	$248,868	$187,422
Customer relations (2)	6	200,336	171,011
Trade marks and other (3)	14	64,442	55,206
		513,646	413,639
Accumulated amortization:
Technology		98,814	81,820
Customer relations		86,166	59,654
Trademarks and other		15,073	10,982
		200,053	152,456
Amortized cost		$313,593	$261,183

(1)	The technology acquired consists of the major items as follows:

During 2010, the Company invested $13,800 in aerospace technology related to the M7 acquisition (See Note 1(D)(4)) and $28,200 in armored vehicles electro-optics technologies related to the acquisition of Soltam, ITL and Saymar (See Note 1(D)(2)). During 2009, the Company invested $7,400 in technology related to simulation and debriefing systems and $8,200 in technology for broadband communications (See Note 1(E)). An amount of $70,300 was allocated to technology related to communication equipment and C4ISR, with connection with the acquisition of Tadiran's shares in 2005 through 2007.

(2)
Includes mainly customer relations resulting from the acquisition of Tadiran ($137,300) and FTL ($9,000) in 2007. The Company performed its annual impairment test on goodwill and other intangibles and determined that an impairment of the ICI customer relationships intangible asset in the amount of $1,392 existed as of December 31, 2009 (recorded in M&A expenses). The primary impairment was the result of significantly lower margins expected for the remaining acquired customers.

(3)
Includes trademarks in the amount of $8,000 acquired in the merger with Elop in 2000, and an amount of $33,200 that was allocated to trademarks resulting mainly from the acquisition of Tadiran in 2005 – 2007.

B.	Amortization expenses amounted to $47,729, $42,601 and $40,140 for the years ended December 31, 2010, 2009 and 2008, respectively.

C.	The estimated aggregate amortization expense for each of the five succeeding fiscal years :

2011	$52,850
2012	45,081
2013	40,283
2014	37,603
2015	29,542
2016 and after	108,241

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 11 -        GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

D.	Changes in goodwill, during 2010 are as follows:

2010
Balance, at January 1,	$337,312
Adjustment in respect of previous purchases (1)	(24,729)
Net translation differences (2)	(319)

Goodwill acquired during the year:
Azimuth	19,583
Soltam	50,668
Saymar	4,291
ITL	24,740
Ares	27,509
M7 Aerospace	29,911
ProPatria	222
Sabiex	14,600
Impairment (3)	(717)
Balance, at December 31,	$483,071

(1)	In 2010, the Company adjusted deferred income taxes related to previous acquisitions made during 2007.

(2)	Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

(3)	In 2010, the Company wrote-off part of its investment in ICI.

Note 12 -        SHORT-TERM BANK CREDIT AND LOANS

		December 31,
	Interest %	2010	2009
Short-term loans	3-7.45%	$10,537	$-
Short-term bank credit	0-6.23%	4,578	-
		$15,115	$-
Weighted average interest rate	2.82%

Note 13 -        OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2010	2009
Payroll and related expenses	$141,965	$122,497
Provision for vacation pay	44,876	34,319
Provision for income taxes, net of advances	14,949	14,872
Other income taxes liabilities	25,921	21,490
Value added tax (“VAT”) payable	7,245	4,356
Provisions for royalties	32,217	33,048
Provision for warranty	164,778	126,783
Derivative instruments	8,366	10,699
Provision for losses on long-term contracts	61,663	75,493
Others (*)	143,166	114,044
	$645,146	$557,601

(*) Others, primarily includes provisions for estimated future costs in respect of (1) penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g., damages caused by the items sold and claims as to the specific products ordered), and (2) unbilled services of service providers.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 14 -	CUSTOMER ADVANCES IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2010	2009
Advances received	$637,070	$694,954
Less -
Advances presented under long-term liabilities	177,191	142,566
Advances deducted from inventories	101,231	113,511
	358,648	438,877
Less -
Costs incurred on contracts in progress (See Note 5)	55,957	71,740
	$302,691	$367,137

As for guarantees and liens, See Notes 20(E), 20(G) and 20(I).

Note 15 -        LONG-TERM LOANS

			Years of	December 31,
	Currency	Interest %	maturity	2010	2009
Long-term bank loans	U.S. dollars	Libor + 1.25-2.55%	mainly 2-3	$276,702	$365,232
	Other	Libor + 1.65-4%	mainly 1-3	20,694	22,663
Other long-term loans	NIS	Prime + 1.5%	3	2,873	3,200
	Other	Libor + 1.7-4%	mainly 1-3	1,289	790
				301,558	391,885
Less-current maturities				9,519	2,663
				$292,039	$389,222

As of December 31, 2010 the Libor annual rate:

For long-term loans denominated in U.S. dollars was 0.26%-0.3%.

For long-term loans denominated in GBP was 0.75%.

The maturities of these loans for periods after December 31, 2010 are as follows:

2011 – current maturities	$9,519
2012	193,755
2013	97,803
2014	194
2015	194
2016 and after	93
$301,558

In order to secure liabilities to banks as well as guarantees to customers and performance guarantees, a subsidiary granted first priority liens and/or floating liens on all of its property and assets with no limitation as to amount, and specific liens on its short-term investments (See Notes 20(F) and 20(G)).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 16 -        SERIES A NOTES AND CONVERTIBLE DEBENTIRES

December 31, 2010
Series A Notes(1)	$309,946
Convertible debentures (2)	2,993
Less – Current maturities	(33,574)
Fair valued adjustments resulting from cross-currency interest rates swaps	(4,011)
Discount on Series A Notes	(1,997)
$273,357

(1)
In June 2010, the Company issued Series A Notes in the aggregate principle amount of NIS 1.1 billion (approximately $283,000), payable in 10 equal annual installments on June 30 of each of the years 2011 through 2020. The Series A Notes bear a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years 2010 through 2020 (the first interest payment was made on December 30, 2010, and the last interest payment will be made on June 30, 2020). During 2010, the Company recorded $4,395 as interest expenses. Debt issuance costs were approximately $2,529, of which $2,163 was allocated to the Series A Notes discount, and $366 was allocated to deferred issuance costs and are amortized as financial expense over the term of the Series A Notes due in 2020. Amortization of discount and deferred financing costs amount to $258, as of December 31, 2010.

The Series A Notes (principal and interest) are not linked to any currency or index. The Series A Notes are unsecured, non convertible and do not restrict the Company's ability to issue additional notes of any class or distribute dividends in the future. There are no covenants on the Series A Notes. The Series A Notes are listed for trading on the Tel-Aviv Stock Exchange.

On May 13, 2010, Midroog Ltd., an Israeli rating agency, announced that it assigned its "Aa1" rating (local scale) to unsecured notes to be issued by the Company, which include the Series A Notes.

The Company also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes. Under the cross currency interest rate swaps, the Company will receive fixed NIS at a rate of 4.84% on NIS 1.1 billion and pay floating six-month USD LIBOR + an average spread of 1.65% on $287,000, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were entered. Both the debt and the swaps instruments will pay semi-annual coupons on June 30 and December 31.  The purpose of these transactions was to convert the NIS fixed rate Series A Notes into a USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.45% at December 31, 2010) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

(2)	Convertible debentures were issued by ITL in July 2005. The convertible debentures bear a fixed interest of 4% per annum. The debentures are paid annually and the last payment is in July 2011.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 16 -        SERIES A NOTES (Cont.)

       Future principal payments for the Series A Notes and convertible debentures, at December 31, 2010, are as follows:

December 31, 2010
2011(current maturities)	$33,574
2012	30,581
2013	30,581
2014	30,581
2015	30,581
2016 and after	152,905

Note 17 -	BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY

The Company’s subsidiaries ESA, Telefunken and a European subsidiary sponsor benefit plans for their employees in the U.S., Germany and Belgium, respectively, as follows:

Defined Benefit Retirement Plan based on Employer’s Contributions

a)
ESA has three defined benefit pension plans (the “Plans”) which cover the employees of EFW and Kollsman. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law.  Pension fund assets of the Plans are invested primarily in stock, bonds and cash through a financial institution, as the investment manager of the Plans’ assets. Pension expense is allocated between cost of sales and general and administrative expenses, depending on the responsibilities of the employee. The measurement date for the EFW and Kollsman benefit obligation is December 31. In November 2008, ESA ratified a new union agreement, which resulted in a higher multiplier for benefit payments. Additionally, in 2008, ESA revised its retirement and mortality estimates based on more recent experience factors, which resulted in 2008 an actuarial loss.

Participation in ESA's qualified defined benefit plans was frozen as of January 1, 2010 for non-represented employees. Current participants will continue to accrue benefits; however no new non-represented employees will be allowed to enter the plan.

b)
Telefunken Radio Communication Systems GmbH & Co. (“Telefunken”), a wholly-owned German subsidiary, has mainly one defined benefit pension plan (the “P3-plan”) which covers all employees. The P3-plan provides for yearly cash balance credits equal to a percentage of a participant’s compensation which accumulate together with the respective interest credits on the employee’s cash balance accounts. In case of an insured event (retirement, death, disability) the benefits can be paid as a lump sum, in installments or as a life-long annuity. The P3-plan is an unfunded plan.

c)	A wholly-owned European subsidiary in Belgium has a defined benefit pension plan, which is divided into two categories:
1)
Normal retirement benefit plan, with eligibility at age 65. The lump sum is based on employee contributions of 2% of the final pensionable salary up to certain breakpoint, plus 6% exceeding the breakpoint at a maximum of 5% of pensionable salary, and the employer contributions, with a maximum of 40 years. The vested benefit is equal to retirement benefit calculated with the pensionable salary and pensionable service observed at the date of leaving service.

2)	Pre-retirement death benefit to employees.

The plan is funded and includes profit sharing.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

       The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2010 and 2009:

	December 31,
Changes in benefit obligation:	2010	2009
Benefit obligation at beginning of year	$103,134	$89,857
Service cost	7,031	6,694
Interest cost	5,858	5,427
Amendments	-	117
Exchange rate differences	(1,023)	(382)
Actuarial losses	7,374	4,159
Benefits paid	(2,391)	(2,027)
Newly consolidated subsidiaries	304	-
Effect of settlement commitment	-	(711)
Benefit obligation at end of year	$120,287	$103,134
Changes in Plan Assets:
Fair value of Plans assets at beginning of year	62,790	45,375
Actual return on Plan assets (net of expenses)	6,326	8,301
Employer contribution	2,679	11,079
Benefits paid	(2,302)	(1,965)
Fair value of Plans assets at end of year	$69,493	$62,790
Accrued benefit cost, end of year:
Funded status	(50,490)	(40,344)
Unrecognized net actuarial loss	34,972	31,198
Unrecognized prior service cost	680	790
	$(14,834)	$(8,356)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	(39)	(39)
Accrued benefit liability, non-current	(50,451)	(40,305)
Accumulated other comprehensive income, pre-tax	35,656	31,988
Net amount recognized	$(14,834)	$(8,356)

	Year ended December 31,
	2010	2009	2008
Components of the Plans' net periodic pension cost:
Service cost	$7,031	$6,694	$5,883
Interest cost	5,858	5,427	4,529
Expected return on Plans' assets	(4,914)	(3,915)	(4,565)
Amortization of prior service cost	95	97	(110)
Amortization of transition amount	(130)	(120)	60
Amortization of net actuarial loss	1,769	2,282	369
Total net periodic benefit cost	$9,709	$10,465	$6,166
Additional information
Accumulated benefit obligation	$112,643	$95,877	$83,779

	December 31,
Weighted average assumptions:	2010	2009
Discount rate as of December 31	5.38%	5.90%
Expected long-term rate of return on Plan’s assets	7.30%	7.75%
Rate of compensation increase	2.67%	2.90%

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

Asset Allocation by Category as of December 31:

	2010	2009
Asset Category
Equity Securities	58.07%	54.1%
Debt Securities	33.60%	35.6%
Other	8.32%	10.3%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the retirement plan’s obligations and the expected timing of benefit payments. The target asset allocation for the Plan years presented is as follows:

	2010	2009
Asset Category
Equity Securities	60.0%	60.0%
Debt Securities	37.0%	37.0%
Other	3.0%	3.0%
Total	100.0%	100.0%

The fair value of the asset values by category at December 31, 2010 is as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Cash	$110	$110	$-	$-
Cash Equivalents:
Money Market Funds (a)	2,766	2,766	-	-
Fixed Income Securities:
U.S. Treasuries	2,898	2,898	-	-
Corporate Bonds (b)	2,729	2,729	-	-
International Bonds (c)	544	544	-	-
Mutual Funds (d)	16,986	16,986	-	-
Equity Securities:
U.S. Companies (e)	3,780	3,780	-	-
International Companies (f)	2,252	2,252	-	-
Mutual Funds (g)	37,275	37,275	-	-
Real Estate	153	153	-	-
Total	$69,493	$69,493	$-	$-

(a)	This category includes highly liquid daily traded cash-like vehicles.
(b)	This category represents investment grade bonds at purchase issued by corporations from diverse industries.
(c)	This category represents investment grade bonds from non-U.S. corporations and sovereign debt.
(d)	This category invests in highly liquid diverse mutual funds representing a diverse offering of debt issuance.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

(e)	This category represents common stocks that are traded on major exchanges.
(f)	This represents common stocks of companies domiciled outside of the U.S.; they can be represented by ordinary shares or ADRs.
(g)	This category represents highly liquid diverse equity mutual funds of varying asset classes and styles.

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2009 Plan year and the quarterly contributions requirements for the 2008 Plan year have been satisfied as of December 31, 2010. Benefit payments over the next five years are expected to be $2,893 in 2011; $3,459 in 2012; $4,011 in 2013, $4,540 in 2014 and $5,120 in 2015.

Retiree Medical Plan

Effective January 1, 2003, ESA commenced offering retiree medical benefits to a limited number of retirees at EFW, in accordance with benefits agreed upon as part of union negotiations in 2002.

The measurement date for ESA benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2010 and 2009:

	December 31	December 31
	2010	2009
Change in Benefit Obligation:
Benefit obligation at beginning of period	$2,419	$2,547
Service cost	208	202
Interest cost	138	156
Actuarial (gain) loss	216	(402)
Employee contribution	21	17
Benefits paid	(88)	(101)
Benefit obligation at end of period	$2,914	$2,419

Change in Plan Assets:
Fair value of plan assets at beginning of period	$-	$-
Employer contribution	67	84
Employee contribution	21	17
Benefits paid	(88)	(101)
Fair value of plan assets at end of period	$-	$-

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

	Year ended December 31,
	2010	2009
Accrued benefit cost, end of period:
Funded status	$(2,914)	$(2,419)
Unrecognized net actuarial gain	540	332
Unrecognized prior service cost	74	224
Accrued benefit cost, end of period	$(2,300)	$(1,863)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	(122)	(102)
Accrued benefit liability, non-current	(2,792)	(2,317)
Accumulated other comprehensive loss, pretax	614	556
Net amount recognized	$(2,300)	$(1,863)

Components of net periodic pension cost (for period):
Service cost	$208	$202
Interest cost	138	157
Amortization of prior service cost	150	150
Amortization of net actuarial (gain) loss	7	42
Total net periodic benefit cost	$503	$551
Assumptions as of end of period:
Discount rate	5.32%	5.38%
Health care cost trend rate assumed for next year	8.00%	7.50%
Ultimate health care cost trend rate	5.00%	5.00%

The effect of a 1% change in the health care cost trend rate at December 31, 2010 is as follows:

	1% increase	1% decrease
Net periodic benefit cost	$41	$36
Benefit obligation	$244	$219

Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $3,896, $3,577 and $3,115 for the years ended December 31, 2010, 2009 and 2008, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

Non-Qualified Defined Contribution Plan

In 2007, ESA implemented two new benefit plans for the executives of the organization.  The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary and bonus or any amount below that to the 409(A) plan.  ESA will provide a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive based compensation.  The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The intent was to provide comparable defined contribution plan benefits for the senior management across three ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions transferred into the plan totaled $543 in 2010 and the total ESA contribution to the plan was $111 for 2010. The cash surrender value of these life insurance policies at December 31, 2010 was $3,626. The total liability related to the 409(A) plan was $3,745 at December 31, 2010. As of December 31, 2010, no executive had vested in the ESA contribution to the plan.

The second plan implemented is a non-qualified, defined benefit plan for the top three executives of ESA. The plan provides a calculated, guaranteed payment in addition to their regular pension through the company upon retirement.  The plan is funded with several life insurance policies.  They are not segregated into a trust or otherwise effectively restricted.  These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets.  The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies have a cash surrender of $1,951 at December 31, 2010. Related liability for the pension payments is $1,803 at December 31, 2010. As of December 31, 2010, all executives partially had vested in the plan.

Note 18 -        TAXES ON INCOME

A.	APPLICABLE TAX LAWS

(1)	Israeli Corporate Income Tax Rates

Corporate tax rates in Israel were 27% in 2008, 26% in 2009 and 25% in 2010.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

(2)	Measurement of taxable income under Israel’s Income Tax (Inflationary Adjustments) Law, 1985:

In February 2008, the Knesset passed an amendment to the Income Tax (Inflationary Adjustment) Law, 1985, which limits the scope of the law starting in 2008 and thereafter. Beginning in 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 18 -        TAXES ON INCOME (Cont.)

A.	APPLICABLE TAX LAWS (Cont.)

(3)	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

Elbit Systems and most of its subsidiaries in Israel are “Industrial Companies”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

(4)
Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1969:

Elbit Systems and certain of its Israeli subsidiaries (“the companies”) operations have been granted “Approved Enterprise” status under Israel’s Law for the Encouragement of Capital Investments, 1959 (the "Law”).

Accordingly, certain income of the companies derived from the “Approved Enterprise” programs is tax exempt for two-years and subject to reduced tax rates of 25% for a five-year to eight-year period or tax exempt for a ten-year period, commencing in the first year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

An Amendment to the law from 2005 defines the "Privileged Enterprise" status rather than the previous terminology of "Approved Enterprise" and limits the scope of enterprises which may qualify for "Privileged Enterprise" status by setting criteria such as that at least 25% of the Privileged Enterprise program's income be derived from export. Additionally, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require an Investment Center approval in order to qualify for tax benefits.

As a result of the 2005-Amendment, tax-exempt income generated under Elbit Systems and certain of its Israeli subsidiaries Privileged Enterprise programs will be subject to tax upon dividend distribution or complete liquidation.

The entitlement to the above benefits is subject to the companies' fulfilling the conditions specified in the Law, regulations promulgated thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens – see Note 20(J)). As of December 31, 2010, the Company’s management believes that the companies are meeting all conditions of the Law and letters of approval.

As of December 31, 2010, the tax benefits for the Company’s Approved Enterprise and Privileged Enterprise existing programs will expire within the period of 2011 to 2018.

As of December 31, 2010, retained earnings of the Company included approximately $481,757 in tax-exempt profits earned by the company's "Approved Enterprises" and “Privileged Enterprises”. If the retained tax-exempt income is distributed, with respect to the “Approved Enterprises” and the "Privileged Enterprises", it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently - 25%), and an income tax liability would be incurred of approximately $120,439 as of December 31, 2010.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 18 -        TAXES ON INCOME (Cont.)

A.
APPLICABLE TAX LAWS (Cont.)

The company’s boards of directors have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on exempt income attributable to the companies’ “Approved Enterprises” and “Privileged Enterprise”, as such retained earnings are essentially permanent in duration.

In Israel, income from sources other than the “Approved Enterprise” and “Privileged Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate (See Note 18(A)(1)).

Since the companies are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the Law and is taxed at the regular tax rates, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

In January 2011, the Knesset enacted a reform to the Law, effective January 2011. According to the reform a flat rate tax would apply to companies eligible for the “Preferred Enterprise” status. In order to be eligible for a Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

Israeli companies which currently benefit from an Approved or Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Privileged Enterprise status.

Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate will be 10% in 2011 and 2012, 7% in 2013 and 2014 and 6% starting from 2015. In other regions the tax rate will be 15% in 2011 and 2012, 12.5% in 2013 and 2014 and 12% starting from 2015. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a Preferred Enterprise out of the “Preferred Income” would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates). A distribution from a Preferred Enterprise out of the “Preferred Income” would be exempt from withholding tax for an Israeli-resident company. A company electing to waive its Privileged Enterprise or Approved Enterprise status through June 30, 2015 may distribute “Approved Income” or “Privileged Income” subject to 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and exempt from withholding tax for an Israeli-resident company. Nonetheless, a distribution from income exempt under Privileged Enterprise and Approved Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Privileged Enterprise and Approved Enterprise programs upon distribution, or complete liquidation in the case of a Privileged Enterprise’s exempt income.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 18 -        TAXES ON INCOME (Cont.)

A.
APPLICABLE TAX LAWS (Cont.)

The net effect of the 2011 amendment on the deferred tax balances of the Company will be recognized in the period of enactment of the amendment (first quarter of 2011). The Company estimates that the implementation of the 2011-amendment by the Israeli subsidiaries would not lead to a material net effect on the Company's 2011 results.

B.	NON – ISRAELI SUBSIDIARIES Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

C.	INCOME BEFORE TAXES ON INCOME

	Year ended December 31,
	2010	2009	2008
Income before taxes on income:
Domestic	$160,749	$186,444	$257,139
Foreign	38,612	60,886	49,341
	$199,361	$247,330	$306,480

D.	TAXES ON INCOME

	Year ended December 31,
	2010	2009	2008
Taxes on income:
Current taxes:
Domestic	$26,842	$30,006	$46,443
Foreign	16,616	15,350	14,245
	43,458	45,356	60,688
Adjustment for previous years:
Domestic	(3,889)	(6,491)	2,025
Foreign	1,886	91	(146)
	(2,003)	(6,400)	1,879
Deferred income taxes:
Domestic	(10,303)	(3,763)	(8,691)
Foreign	(7,114)	2,916	491
	(17,417)	(847)	(8,200)
	$24,037	$38,109	$54,367

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 18 - TAXES ON INCOME (Cont.)

E.	UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009
Balance at the beginning of the year	$33,348	$27,754
Additions related to interest	1,801	3,093
Additions based on tax positions taken during a prior period	6,022	2,324
Reduction related to tax positions taken during a prior period	(4,252)	(3,498)
Reductions related to settlement of tax matters	(1,508)	(6,341)
Additions based on tax positions taken during the current period	6,862	10,332
Reduction related to a lapse of applicable statute of limitation	-	(316)
Additions related to acquisitions	4,344	-
Balance at the end of the year	$46,617	$33,348

At December 31, 2010 and 2009, the Company had a liability for unrecognized tax benefits of $46,617 and $33,348, respectively, including an accrual of $4,588 and $4,126 for the payment of related interest and penalties, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2010, Elbit Systems and its subsidiaries were subject to examination by various tax authorities in jurisdictions such as Israel, the United States and Europe.

During 2010 and 2009, the Company settled certain income tax matters in Israel and the United States covering multiple years. As a result of the settlement of the tax matters, the Company recorded a reduction in “other income taxes liabilities” of $1,508 and $6,341, respectively, related to settlement of tax matters of which income of $800 and $2,985, respectively, were recorded in the statements of income in “taxes on income.”

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. As a result of ongoing examinations, tax proceedings in certain countries, additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2010, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 18 -        INCOME TAXES (Cont.)

F.
DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are based on separate tax jurisdiction as follows:

		Deferred (1) Tax Asset (Liability)
	Total	Current	Non-current
As of December 31, 2010
Deferred tax assets:
Reserves and allowances	$26,992	$19,776	$7,216
Inventory allowances	4,251	4,251	-
Property, plant and equipment	4,858	1,187	3,671
Others	4,530	2,116	2,414
Net operating loss carry forwards	18,684	2,093	16,591
	59,315	29,423	29,892
Valuation allowance	(160)	(160)	-
Net deferred tax assets	59,155	29,263	29,892

Deferred tax liabilities:
Intangible assets	(48,610)	-	(48,610)
Property, plant and equipment	(12,463)	-	(12,463)
Reserves and allowances	25,833	-	25,833
	(35,240)	-	(35,240)
Net deferred tax assets (liabilities)	$23,915	$29,263	$(5,348)

As of December 31, 2009
Deferred tax assets:
Reserves and allowances	$30,786	$18,562	$12,224
Inventory allowances	6,091	6,091	-
Investment in affiliates	7,011	7,011	-
Others	3,015	1,443	1,572
Net operating loss carry forwards	20,895	6,825	14,070
	67,798	39,932	27,866
Valuation allowance	(34,776)	(14,902)	(19,874)
Net deferred tax assets	33,022	25,030	7,992

Deferred tax liabilities:
Intangible assets	(51,396)	-	(51,396)
Property, plant and equipment	(10,024)	-	(10,024)
Reserves and allowances	13,675	-	13,675
	(47,745)	-	(47,745)
Net deferred tax assets (liabilities)	$(14,723)	$25,030	$(39,753)

(1)	The current tax asset is included in other receivables and prepaid expenses.
(2)	The non-current deferred tax asset is included in deferred income.
(3)	The non-current deferred tax liability is included in deferred income and tax liabilities, net.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 18 -       INCOME TAXES (Cont.)

G.
As of December 31, 2010, Elbit Systems’ Israeli subsidiaries have estimated total available carry forward tax losses of approximately $136,886, and its non-Israeli subsidiaries have estimated available carry forward tax losses of approximately $28,990. These losses of the Israeli subsidiaries can be offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carry forward losses amount to approximately $21,666 in respect of which a valuation allowance has been recorded in the amount of approximately $160.

H.
Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company, and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,
	2010	2009	2008
Income before taxes as reported in the consolidated statements of income	$199,361	$247,330	$306,480
Statutory tax rate	25%	26%	27%
Theoretical tax expense	$49,840	$64,306	$82,750
Tax benefit arising from reduced rate as an “Approved and Privileged Enterprise” and other tax benefits (*)	(20,528)	(31,712)	(44,002)
Tax adjustment in respect of different tax rates for foreign subsidiaries	5,382	5,663	331
Operating carry forward losses for which valuation allowance was provided	(8,066)	(1,506)	1,215
Increase in taxes resulting from non-deductible expenses	3,020	3,133	6,775
Difference in basis of measurement for financial reporting and tax return purposes	(3,370)	4,124	6,117
Taxes in respect of prior years (**)	(2,003)	(6,400)	1,879
Other differences, net	(238)	501	(698)
Actual tax expenses	$24,037	$38,109	$54,367
Effective tax rate	12.06%	15.4%	17.7%
(*) Net earnings per share – amounts of the benefit resulting from the Approved and Privileged Enterprises
Basic	$0.50	$0.75	$1.05
Diluted	$0.49	$0.74	$1.03

(**)   Taxes in respect of prior years:

The Company prepares its tax provisions in accordance with the rules and estimates that are applicable at the end of each year.

In 2008, the Company recorded a tax provision in an amount of $1,900 mainly as a result of the finalization by the Israeli Tax Authorities of the tax assessment for some of the Company’s subsidiaries, which increased the Company’s tax liability for prior years. This adjustment was a result of the Tax Authorities' adoption of a change in its prior position with respect to its interpretation of the relevant rules.

During 2009, the Company reduced its tax liabilities in an amount of $6,300, mainly as a result of the finalization by the Israeli Tax Authorities of tax assessment for some of the Company's subsidiaries in Israel.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 18 -        INCOME TAXES (Cont.)

I.
Final tax assessments have been received by the Company up to and including the tax year ended December 31, 2005 and by certain subsidiaries, for the years 2002 - 2007 (subsidiaries that were incorporated after 2000 have not received final assessments).

Note 19 -        DERIVATIVE FINANCIAL INSTRUMENTS

A.
Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, respectively, the fair value of the Company's outstanding derivative instruments as of December 31, 2010 and December 31, 2009 is summarized below:

	Asset Derivatives (*)		Liability Derivatives (**)
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Derivatives designated as hedging instruments
Foreign exchange contracts	$16,897	$10,819	$5,509	$6,292
Cross-currency interest rate swaps	24,388	-	-	-
	41,285	10,819	5,509	6,292
Derivatives not designated as hedging instruments
Foreign exchange contracts	2,044	7,096	2,710	4,407
Options exchange contracts	159	304	51	-
	$2,203	$7,400	$2,761	$4,407

(*)	Presented as part of other assets.
(**)	Presented as part of other payables.

B.
The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2010 and December 31, 2009, is summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective Portion of Derivative, net		Gain (Loss) on Effective Portion of Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Ineffective Portion of Gain (Loss) of Derivative and Amount Excluded from Effectiveness Testing Recognized in Income (**)
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Derivatives designated as hedging instruments
Foreign exchange contracts	$20,002	$(10,339)	$-	$5,102	$-	$-
Others	-	-	10,115	(152)	2,034	(3,062)
	$20,002	$(10,339)	$10,115	$4,950	$2,034	$(3,062)
Derivatives not designated as hedging instruments
Foreign exchange contracts	$-	$-	$-	$-	$751	$678

(*)	Presented as part of revenues/cost of sales
(**)	Presented as part of financial expenses

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 19 -        DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

C.	The notional amounts of outstanding foreign exchange forward contracts at December 31, 2010 and December 31, 2009, is summarized below:

	Forward contracts
	Buy		Sell
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Euro	$16,076	$22,313	$240,830	$152,603
GBP	20,475	21,086	85,980	78,725
NIS	114,284	219,200	-	-
Other	30,412	-	54,572	15,613
	$181,247	$262,599	$381,382	$246,941

	Options
	Buy		Sell
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
NIS	$6,000	$42,650	$6,000	$42,650

Note 20 -        COMMITMENTS AND CONTINGENT LIABILITIES

A.
ROYALTY COMMITMENTS

Elbit Systems and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the OCS for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

In exchange for participation in the programs by the OCS, Elbit Systems and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

In some cases, the Government of Israel’s participation (through the OCS) is subject to export sales or other conditions. The maximum amount of royalties is increased in the event of production outside of Israel.

Elbit Systems and certain of its subsidiaries may also be obligated to pay certain amounts to the Israeli Ministry of Defense and others on certain sales including sales resulting from the development of certain technologies.

Royalties’ expenses amounted to $3,012, $5,317 and $3,292 in 2010, 2009 and 2008, respectively.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 20 -        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.
COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

In connection with projects in certain countries, Elbit Systems and some of its subsidiaries have entered and may enter in the future into "buy-back" or "offset" agreements, required by a number of the Company’s customers for these projects as a condition to the Company obtaining orders for its products and services. These agreements are customary in the Company’s industry and are designed to facilitate economic flow back (buy-back) and/or technology transfer to businesses or government agencies in the applicable country.

These commitments may be satisfied by the Company’s placement of direct work or vendor orders for supplies and/or services, transfer of technology, investments or other forms of assistance in the applicable country. The buy-back rules and regulations, as well as the underlying contracts, may differ from one country to another.  The ability to fulfill the buy-back obligations may depend, among other things, on the availability of local suppliers with sufficient capability to meet our requirements and which are competitive in cost, quality and schedule. In certain cases, the Company’s commitments may also be satisfied through transactions conducted by other parties.

The Company does not commit to buy-back agreements until orders for its products or services are definitive, but in some cases the orders for the Company’s products or services may become effective only after the Company’s corresponding buy-back commitments are in effect. Buy-back programs generally extend at least over the relevant commercial contract period and may provide for penalties in the event the Company fails to perform in accordance with buy-back requirements. In some cases the Company provides guarantees in connection with the performance of its buy-back obligations.

Should the Company be unable to meet such obligations it may be subject to contractual penalties, and its chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated.

At December 31, 2010, the Company had outstanding buy-back obligations totaling approximately $784,000 that extend through 2020.

C.	LEGAL CLAIMS

(1)
Elbit Systems and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others. The Company’s management, based on the opinion of its legal counsel, believes that the financial impact for the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 20 -        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	LEGAL CLAIMS (Cont.)

(2)
Between 2007 and January 2010, various claims were filed in the U.S. District Court for the Southern District of New York (the “Federal SDNY”) and the Supreme Court of the State of New York, County of New York (“New York State Court”) by certain minority security holders of ImageSat International N.V. (“ImageSat”) against ImageSat, Israel Aerospace Industries Ltd. (“IAI”), Elbit Systems, Elbit Systems Electro-optics Elop Ltd. (“Elop”) and certain current and former officers and directors of ImageSat.  The former directors include, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar (currently Elbit Systems’ Board Chairman, Chief Executive Officer and Chief Financial Officer, respectively), who at various times in the past served as Elop’s nominee to ImageSat’s board of directors.  ImageSat’s largest shareholder is IAI, holding approximately 46% of ImageSat’s issued share capital. Elop holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board.  The claims contained various allegations that the defendants breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs. The claim alleged various causes of action and damages aggregating hundreds of millions of dollars, not all of which were alleged against Elbit Systems, Elop and/or each of the individual defendants. As of March 8, 2011, all of the above-mentioned claims have been dismissed by the Federal SDNY and the New York State Court (and applicable appellate courts) on the grounds of forum non-conveniens, except for two remaining proceedings in the New York State Court by certain of the plaintiffs, claiming a breach of the Security Holders Agreement between various security holders of ImageSat, including Elop, based on an alleged failure to appoint independent directors to the ImageSat board of directors.  Elbit Systems and Elop believe such claims are baseless and have filed corresponding responses to the Court.

In April 2010, Elbit Systems and Elop were served with an Application to Approve a Derivative Action (the Application) filed in the District Court of Petach Tikva, Israel, by certain minority shareholders of ImageSat.  The Application names a number of respondents, including among others, ImageSat, IAI, Elop, Elbit Systems and several former directors of ImageSat, including, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar (Elbit Systems, Elop and the above-named former directors are referred to as the “Elbit Defendants”). The Application requests the Court to approve the filing of a derivative action on behalf of ImageSat for alleged breaches by some of the respondents of the applicants’ rights as minority shareholders in ImageSat. The nature of the allegations is substantially similar to those previously made by the applicants in various claims referred to above made in federal and state courts in New York.  In July 2010, the Elbit Defendants filed motions to dismiss the Application on various grounds relating both to Netherland Antilles and Israeli law.  The Elbit Defendants believe that there is no merit to the allegations made against them in this claim. IAI has agreed to indemnify Elbit Systems, Elop and the directors nominated by Elop to ImageSat’s board, for any losses arising out of any of the foregoing claims or legal proceedings, net of insurance proceeds received from ImageSat’s insurance policies and any indemnification proceeds received from ImageSat.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 20 -        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	LEGAL CLAIMS (Cont.)

(3)
In December 2009, a claim in the amount of approximately $10 million was filed in the District Court – Central District of Israel by Pinpoint Advance Corporation (“Pinpoint”) and four of its founders against two of our Israeli subsidiaries, Elbit Systems Holdings (1997) Ltd. and Kinetics Ltd. (“Kinetics”), as well as against one of the Company officers, Jacob Gadot. Pinpoint is a special purpose acquisition company that was in negotiations with the Company and other Kinetics’ shareholders regarding the sale of shares in Kinetics during 2008. The transaction was not completed and negotiations were terminated. Pinpoint claims that the agreement was completed and thus entered into effect. Alternatively, Pinpoint claims that our decision not to complete the agreement was made in bad faith, and that under the circumstances Pinpoint and its founders are entitled to pecuniary compensation equal to their rights and entitlements under the alleged breached contract. The Company believes there is no merit to the allegations made in the claim and has responded accordingly to the Court.  In March 2010, the Court requested the parties to attempt mediation, and a mediation process is ongoing.

(4)
In May 2009, Elbit Systems filed a claim in the U.S. District Court for the Southern District of Illinois against Credit Suisse Group (“CSG”).  The complaint seeks to recover approximately $16 million that Elbit Systems believes was fraudulently obtained by CSG and by its subsidiary Credit Suisse Securities (USA) from Tadiran Communications Ltd. (“Tadiran Communications”) in 2007 in connection with auction rate securities purchased by Tadiran Communications through CSG. In 2008, Tadiran Communication was merged into Elbit Systems, and Tadiran Communications’ activities are currently performed as part of Elbit Systems wholly-owned Israeli subsidiary, Elbit Systems Land and C4I Ltd.  CSG filed a motion to dismiss the claim based on a release signed by Tadiran Communications in 2007. In December 2009, the case was moved to the Federal Southern District of New York. In July 2010, the Court ordered the parties to continue discovery regarding the release and ruled that the meaning and scope of the release will be decided in a hearing on summary judgment rather than on a motion to dismiss.

D.
LEASE COMMITMENTS

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2010 are as follows:

2011	$34,802
2012	25,487
2013	15,548
2014	10,892
2015	4,921
2016 and thereafter	8,218
$99,868

Lease expenses for the years ended December 31, 2010, 2009 and 2008 amounted to $15,233, $28,812 and $33,355, respectively.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 20 -        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

E.	GUARANTEES

(1)
As of December 31, 2010, guarantees in the amount of approximately $962,000 were issued by banks on behalf of Company’s entities mainly in order to secure certain advances from customers and performance bonds.

(2)
Elbit Systems has provided, on a proportional basis to its ownership interest, guarantees for one of its 50% - owned foreign investees in respect of credit lines granted to it by banks amounting to $2,200 as of December 31, 2010 (2009 - $3,400). The guarantee will exist as long as the credit lines are in effect. Elbit Systems would be liable under the guarantee for any debt for which the investee would be in default under the terms of the credit line. The fair value of such guarantee as of December 31, 2010 is not material.

F.
COVENANTS

In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2010, Elbit Systems and its subsidiaries were in full compliance with all covenants.

G.
CONTINGENT LIABILITIES AND GUARANTEES

As a result of cancellation of the export authorization in 2006 to a foreign country (hereinafter: "the Customer"), Elisra and one of its subsidiaries were forced to terminate four projects. Most of the activity in respect of the projects, the total volume of which amounts to approximately $40 million, has already been executed and the deliveries have been made to the Customer. For those projects, Elisra and its subsidiary provided to the Customer advance and performance guarantees, issued by banks and financial institutions, in the total amount of approximately  $7 million as of December 31, 2007.

On July 28, 2008, the subsidiary received an approval from the Customer for the completion of the subsidiary's obligations in two of the abovementioned projects, the total volume of which amounts to approximately $16.4 million. On September 22, 2008, the subsidiary received confirmation from a financial institution, stating that the advance and performance guarantees issued by said institution, in the amount of $6.7 million, are null and void.

As of December 31, 2009, there are two remaining projects, the total volume of which amounts to approximately $23 million. Elisra provided the Customer advance and performance guarantees related to the abovementioned projects in the amount of approximately $5 million.

Elisra’s management, based on the opinion of legal counsel, believes that termination of the projects under such circumstances constitutes a termination by mutual agreement due to force majeure, which provides a mechanism for mutual settlement between the parties.

Elisra’s management, based on the opinion of its legal counsel, believes that the financial impact of the termination of the two projects in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of Elisra.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 20 -        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

H.
CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company.  These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract).  Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2010 and 2009, the purchase commitments were $1,042,000 and $876,000, respectively.

I.
In order to secure bank loans and bank guarantees in the amount of $962,000 as of December 31, 2010, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

J.	A lien on the Company’s Approved Enterprises has been registered in favor of the State of Israel (see Note 18(A)(4) above).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except share and share data)

Note 21 -        SHAREHOLDERS’ EQUITY

A.	SHARE CAPITAL Ordinary shares confer upon their holders voting rights and the right to receive dividends.

B.
2000 EMPLOYEE STOCK OPTION PLAN

In 2000, Elbit Systems adopted an employee stock option plan for Company employees comprising options to purchase up to 2,500,000 ordinary shares. The exercise price approximates the market price of the shares at the grant date. The plan included an additional 2,500,000 options issuable as “phantom” share options that grant the option holders a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. The options vest over a period of one to four years from the date of grant and expire no later than six years from the date of grant or 90 days after the employee’s termination of employment with Elbit Systems or its subsidiaries.

C.
2007 STOCK OPTION PLAN

In January 2007, Elbit Systems’ shareholders approved Elbit Systems’ 2007 Option Plan (the “Plan”). The purpose of the Plan is to provide the benefits arising from ownership of share capital by Elbit Systems’ and certain of its subsidiaries employees, who are expected to contribute to the Company’s future growth and success. The options were allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options - up to 1,250,000 options exercisable into 1,250,000 shares of Elbit Systems in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options - up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants is granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of Elbit Systems’ share during 30 trading days preceding the options grant date. The exercise price of options granted to a non-Israeli participant residing in the United States is the fair market value of the share on the day the options were granted.

According to the Plan, the options granted on a certain date (the “Commencement Date”) will become vested and exercisable in accordance with the following vesting schedule:

(1)	Fifty percent (50%) of the options will be vested and exercisable from the second anniversary of the Commencement Date;

(2)	An additional twenty-five percent (25%) of the options will be vested and exercisable from the third anniversary of the Commencement Date; and

(3)	The remaining twenty-five (25%) of the options will be vested and exercisable from the fourth anniversary of the Commencement Date.

The options expire no later than five years from the date of grant.

Elbit Systems granted options to Israeli participants in accordance with the provisions of Section 102 of the Israel Tax Ordinance related to the Capital Gains Tax Track.

As of December 31, 2010, 105,676 Options are available for future grant under the Plan (regular and cashless).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except share and per share data)

Note 21 -        SHAREHOLDERS’ EQUITY (Cont.)

D.	A summary of Elbit Systems’ share option activity under the plans is as follows:

	2010		2009		2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding – beginning of the year	1,858,250	$35.24	2,454,851	$33.96	2,386,826	$32.51
Granted	28,000	52.23	58,500	50.33	135,800	56.15
Exercised	(223,019)	32.53	(619,451)	31.62	(22,675)	15.96
Forfeited	(27,926)	31.91	(35,650)	34.53	(45,100)	33.12
Outstanding – end of the year	1,635,305	35.96	1,858,250	35.24	2,454,851	33.96
Options exercisable at the end of the year	963,289	$34.70	586,626	$32.55	82,951	$16.84

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems' closing stock price on the last trading day of the fourth quarter of fiscal 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair market value of the Company’s stock. Aggregate intrinsic value of outstanding options as of December 31, 2010 and 2009 amounted to $24,811 and $55,393, respectively. In addition, the total intrinsic value of options exercised for the year ended December 31, 2010 was $4,147. As of December 31, 2010, there was $1,641 of total unrecognized compensation cost related to share-based compensation arrangements granted under Elbit Systems' stock option plans. That cost is expected to be recognized over a weighted average period of two years.

As of December 31, 2010, 1,631,541 options were vested and expected to be vested at a weighted average exercise price of $35.95 per share. The weighted average remaining contractual life of exercisable options as of December 31, 2010 is approximately one year and their aggregate intrinsic value is approximately $24,761.

E.	The options outstanding as of December 31, 2010, have been separated into ranges of exercise prices, as follows:

	Options outstanding			Options exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
$14.76 - $19.36	14,500	0.91	$19.36	14,500	$19.36
$33.10 - $63.85	1,620,805	1.26	$36.11	948,789	$34.94

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except share and per share data)

Note 21 -        SHAREHOLDERS’ EQUITY (Cont.)

Compensation expense amounting to $5,211, $5,134 and $5,067 was recognized during the years ended December 31, 2010, 2009 and 2008, respectively. The expenses before tax were recorded as follows:

	Year ended December 31,
	2010	2009	2008
Cost of revenues	$2,353	$2,397	$2,349
R&D and marketing expenses	954	1,048	897
General and administration expenses	1,904	1,689	1,821
	$5,211	$5,134	$5,067

F.	The weighted average exercise price and fair value of options granted during the years ended December 31, 2010, 2009 and 2008 were:

	Less than market price
	Year ended December 31,
	2010	2009	2008
Weighted average exercise price per share	$52.23	$50.33	$56.15
Weighted average fair value on grant date	$11.99	$16.61	$13.87

G.	Computation of basic and diluted net earnings per share:

	Year ended December 31, 2010			Year ended December 31, 2009			Year ended December 31, 2008
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount
Basic net earnings	$183,498	42,645	$4.30	$214,947	42,305	$5.08	$204,176	42,075	$4.85

Effect of dilutive securities:
Employee stock options	-	573		-	678		-	683
Diluted net earnings	$183,498	43,218	$4.25	$214,947	42,983	$5.00	$204,176	42,758	$4.78

(*) In thousands

H.
In December 2007, Elbit Systems U.S. Corp ("ESC"), a wholly-owned U.S. subsidiary of Elbit Systems, adopted a Stock Appreciation Rights Plan for Non-Employee Directors of Elbit Systems of America, LLC (the "SAR Plan").  ESC owns the shares of ESA. The purpose of the SAR Plan is to facilitate the retention of qualified and experienced persons to serve as "Non-Employee Directors" of ESA by providing them additional financial incentives.  A "Non-Employee Director" is a director of ESA who is not an officer or employee of ESA, or any of its affiliated companies.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 21 -        SHAREHOLDERS’ EQUITY (Cont.)

Under the Plan, the Board of ESC may grant Stock Appreciation Rights ("SARs") from time to time to Non-Employee Directors of ESA.  A SAR is a right that, in accordance with the terms of the SAR Plan, entitles the holder to receive, on the exercise date of the SAR, cash in an amount equal to the excess of the "Fair Market Value" of the "Stock" corresponding to the SAR at the time of exercise of the SAR over the "Initial Value of the Stock".  "Stock" means Elbit Systems Ordinary Shares.  Each SAR corresponds to a share of Stock.  "Fair Market Value" with respect to the Stock means the closing price of the Stock on the Nasdaq on the applicable date.  "Initial Value" of a SAR means the Fair Market Value of one share of Stock on the grant date of the SAR.

A SAR may only be exercised after it becomes vested. 25% of any SAR's granted are exercisable on the first anniversary from the grant date and an additional 25% on each of the three subsequent anniversaries. The maximum term of a SAR is five years from the grant date.SAR's do not provide any rights as a shareholder in the Stock.

SARs are considered liabilities under ASC 718 and as such compensation cost for each period until settlement is based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered) in the fair value of the SARs for each reporting period.

A summary of Elbit Systems' SAR activity under the plan is as follows:

	Year ended December 31, 2010
	Number of options	Weighted average Exercise price per share
Outstanding – beginning of the year	30,000	$58.64
Granted	-	-
Outstanding – end of the year	30,000	$58.64
Rights exercisable at the end of the year	12,750	$59.79

I.	TREASURY SHARES Elbit Systems’ shares held by Elbit Systems and its subsidiaries are presented at cost and deducted from shareholders’ equity.

J.	DIVIDEND POLICY Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

Note 22 -       MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.	Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,
	2010	2009	2008
Europe	$541,749	$728,232	$653,043
U.S.	843,985	813,460	907,098
Israel	650,956	627,251	474,405
Others (*)	633,443	663,494	603,725
	$2,670,133	$2,832,437	$2,638,271

(*) Mainly Asia and South America

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 22 -        MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

B.	Revenues are generated by the following areas of operations:

	Year ended December 31,
	2010	2009	2008
Airborne systems	$791,111	$693,229	$634,714
Land vehicles systems	363,245	449,712	699,485
C4ISR systems	1,019,068	1,168,848	844,456
Electro-optical systems	368,808	406,396	336,702
Others (*)	127,901	114,252	122,914
	$2,670,133	$2,832,437	$2,638,271

          (*) Mainly non-defense engineering and production services.

C.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2010	2009	2008
Israeli Ministry Of Defense	23%	21%	19%
U.S. Government	7%	6%	5%

D.	Long-lived assets by geographic areas:

	Year ended December 31,
	2010	2009	2008
Israel	$985,953	$753,477	$707,427
U.S.	225,217	185,134	195,752
Others	89,345	69,400	75,190
	$1,300,515	$1,008,011	$978,369

Note 23 -        RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31,
	2010	2009	2008
Total expenses	$268,578	$245,812	$217,176
Less – grants and participations	(34,447)	(29,060)	(32,192)
	$234,131	$216,752	$184,984

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 24 -        FINANCIAL EXPENSES, NET

	Year ended December 31,
	2010	2009	2008
Expenses:
Interest on long-term bank debt	$(6,968)	$(8,723)		$(17,898)
Interest on short-term bank credit and loans	(1,699)	(1,445)		(3,145)
Impairment of auction rate securities	-	-		(18,714)
Loss from exchange rate differences	(9,117)	(699)		(815)
Loss from exchange rate difference - Series A Notes	(4,395)	-		-
Others	(4,330)	(12,260)		(11,345)
	(26,509)	(23,127)		(51,917)
Income:
Interest on cash, cash equivalents and bank deposits	3,224	3,020		9,292
Gain on marketable securities	-	1,292		2,480
Others	2,034	3,230		3,330
	5,258	7,542		15,102
	$(21,251)	$(15,585)	$	(36,815)

Note 25 -        OTHER INCOME, NET

	Year ended December 31,
	2010	2009	2008
Gain from sale of Mediguide shares (1)	$12,809	$1,105	$100,031
Impairment of investment (2)	-	-	(10,514)
Gain in respect of fire damages in Elisra (3)	-	-	4,087
Others	450	(647)	690
	$13,259	$458	$94,294

(1)	On December 22, 2008, the Company sold all of its shares in Mediguide (see Note 1(F)).

(2)	Impairment of Sandel shares during 2008 (see Note 6(C)(2)).

(3)	On March 17, 2008, the Company recorded a gain of $4,087 as a result of the settlement agreement between Elisra and Phoenix.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 26 -        RELATED PARTIES TRANSACTIONS AND BALANCES

Transactions:	Year ended December 31,
	2010	2009	2008
Income -
Sales to affiliated companies (*)	$33,124	$39,929	$20,561
Participation in expenses	3,955	$4,217	$3,372

Cost and expenses -
Supplies from affiliated companies (**)	$57,339	$64,058	$51,703

Balances:	December 31,
	2010	2009
Trade receivables and other receivables (*)	$20,970	$20,384
Trade payables (**)	$30,955	$20,591

The purchases from related parties are made at arm length. The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)	The significant sales include sales of helmet mounted cueing systems purchased from the Company by VSI.

(**)	Includes electro-optics components and sensors, purchased by the Company from SCD, and electro-optics products purchased by the Company from Opgal.

Note 27 -       SUBSQUENT EVENTS

A.
On February 9, 2011, the Company completed its cash tender offer (the "Tender Offer") issued by its wholly-owned subsidiary, Elbit Security Systems Ltd.("Elsec"), for the balance of the ordinary shares of I.T.L Optronics Ltd.("ITL"), which prior to the completion of the offer was a publically traded company in Israel, held 87.85% by Elsec. As a result, ITL became a private, wholly-owned subsidiary of Elsec. The total amount paid for the ITL shares, related to the offer, was approximately $5,900 (approximately $3.4 per share).

B.
On February 22, 2011, the Company reached an agreement to acquire the remaining 30% of the shares of Elisra held by Elta Systems Ltd. (“Elta”) for $67,500. The Company currently owns 70 %of Elisra’s shares and following the acquisition, Elisra will become a wholly-owned subsidiary of the Company.